FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March, 2012

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    ☐              No  ☒

Banco Santander, S.A.

Item

1	Resolutions passed at the Ordinary General Shareholders’ Meeting	1

MR IGNACIO BENJUMEA CABEZA DE VACA, SECRETARY GENERAL AND SECRETARY OF THE BOARD OF “BANCO SANTANDER, S.A.”,

CERTIFY: That, in accordance with the minutes of the meeting of the Ordinary General Shareholders’ Meeting of this entity, validly held on 30 March 2012, the following resolutions were passed:

“Item One:

ONE A: To approve the annual accounts (balance sheet, profit and loss statement, statement of recognised income and expense, statement of changes in total equity, cash flow statement, and notes) of Banco Santander, S.A. and its consolidated Group, all with respect to the Financial Year ended 31 December 2011.

ONE B: To approve the corporate management for Financial Year 2011.

Item Two: To approve the application of results in the amount of 2,150,599,601 euros obtained by the Bank in Financial Year 2011, to be distributed as follows:

Euros	1,836,686,393	for the payment of dividends that have already been paid out prior to the date of the ordinary General Shareholders’ Meeting (1,141 million euros) and for the acquisition of free-of-charge allotment rights, with a waiver of the exercise thereof, of those shareholders who chose to receive cash compensation equal to the second and third interim dividend (429 million euros) under the Santander Scrip Dividend programme and of those who it is estimated will choose to receive cash compensation equal to the supplemental dividend (267 million euros). If the amount used to acquire the rights of shareholders who choose to receive cash compensation equal to the supplemental dividend is less than the aforementioned amount, the difference between both such amounts will automatically be used to increase the Voluntary Reserve. If greater, the difference will be reduced from the amount appropriated to the increase of the Voluntary Reserve.

Euros	34,180,217	to the Statutory Reserve.

Euros	279,732,991	to increase the Voluntary Reserve, which sum will automatically be increased or reduced by the amount, if any, required in accordance with the foregoing.

Euros	2,150,599,601	in total.

In addition to the said amount of 1,837 million euros, a further 1,695 million euros were used to compensate shareholders under such programme and through the free-of-charge capital increase approved by the shareholders at the General Shareholders’ Meeting held on 17 June 2011 under items Eight A and Eight B of the agenda, and it is planned to use an additional amount of approximately 1,728 million euros (subject to rounding) to accommodate such compensation by means of the implementation of the capital increase that will be proposed to the shareholders at the 2012 ordinary General Shareholders’ Meeting in order to apply the Santander Scrip Dividend (Santander Dividendo Elección) programme to the supplemental compensation for financial year 2011.

Therefore, total shareholder compensation with a charge to financial year 2011, for all of the aforementioned items, comes to approximately 0.60 euro per share.

Item Three:

THREE A:	To appoint Ms Esther Giménez-Salinas i Colomer as director for the three-year term provided in the Bylaws.

THREE B:	To ratify the appointment of Mr Vittorio Corbo Lioi as director, which appointment was approved by the Board of Directors at its meeting of 21 July 2011, and also to re-elect him to a term of three years.

With respect to the annual renewal of one-third of board positions provided by Article 55 of the Bylaws:

THREE C:	To re-elect Mr Juan Rodríguez Inciarte as director.

THREE D:	To re-elect Mr Emilio Botín-Sanz de Sautuola y García de los Ríos as director.

THREE E:	To re-elect Mr Matías Rodriguez Inciarte as director.

THREE F:	To re-elect Mr Manuel Soto Serrano as director.

As a consequence of the non-renewal of the appointments of Mr Antonio Basagoiti García-Tuñón, Mr Antonio Escámez Torres and Mr Luis Alberto Salazar-Simpson Bos, and the approval of the appointment and re-elections proposed, the number of directors of the Bank is established at sixteen, as per the provisions of article 41.2 of the corporate Bylaws.

Item Four: To re-elect the firm Deloitte, S.L., with a registered office in Madrid, at Plaza Pablo Ruiz Picasso, 1, Torre Picasso, and Tax ID Code B-79104469, as Auditor of Accounts for verification of the annual accounts and management report of the Bank and of the consolidated Group for Financial Year 2012.

Item Five:

FIVE A:

(i)	To amend section 4 of Article 22 of the Bylaws, without changing the other sections thereof, such that section 4 of Article 22 will hereafter read as follows:

“4.	All general shareholders’ meetings, whether ordinary or extraordinary, shall be subject to the same rules regarding procedure and powers of the shareholders thereat. The foregoing shall be without prejudice to the specific rules for extraordinary general shareholders’ meetings established by law or the bylaws.”

(ii)	To amend section 1 of Article 23 of the Bylaws, without changing the other sections thereof, such that section 1 of Article 23 will hereafter read as follows:

“1.	The board of directors must call a general shareholders’ meeting:

(a)	When required pursuant to the provisions applicable to the ordinary general shareholders’ meeting as set forth in the preceding article.

(b)	When so requested by shareholders holding at least five percent of share capital, and such request sets forth the matters to be addressed at the meeting; in such case, the general shareholders’ meeting must be called by the board of directors to be held within two months of the date on which a notarial request for such purpose is submitted to the board.

(c)	When it deems it appropriate in the interest of the Company.”

(iii)	To amend sections 1 and 2 of Article 24 of the Bylaws and to include a new section 3, such that Article 24 will hereafter read as follows:

“Article 24. Call of a general shareholders’ meeting

1.	Notice of all types of meetings shall be given by means of a public announcement in the Official Bulletin of the Commercial Registry or in one of the more widely circulated newspapers in Spain, on the website of the National Securities Market Commission and on the Company’s website (www.santander.com), at least one month prior to the date set for the Meeting, except in those instances in which a different period is established by law.

2.	Shareholders representing at least five percent of the share capital may request the publication of a supplement to the call to meeting including one or more items in the agenda, so long as such new items are accompanied by a rationale or, if appropriate, by a substantiated proposal for a resolution. For such purposes, shareholders shall indicate the number of shares held or represented by them. This right must be exercised by means of verifiable notice that must be received at the registered office within five days of the publication of the call to Meeting. The supplement to the call shall be published at least fifteen days in advance of the date set for the meeting. In no event may this right be exercised in connection with the call to extraordinary general shareholders’ meetings.

3.	An extraordinary general shareholders’ meeting may be called at least fifteen days in advance of the date set for such meeting by means of a prior resolution expressly adopted at an ordinary general shareholders’ meeting by shareholders representing at least two-thirds of the subscribed capital carrying voting rights. Such resolution shall not remain in effect beyond the date set for the holding of the next ordinary general shareholders’ meeting.”

(iv)	To amend sections 3 and 7 of Article 27 of the Bylaws, without changing the other sections thereof, such that the said sections 3 and 7 of Article 27 will hereafter read as follows:

“3.

If the directors or another person acting on behalf or in the interest of any of them have made a public solicitation for proxies, the director or other person obtaining such proxy may not exercise the voting rights attaching to the represented shares in connection with any items in respect of which the director or such other person is subject to a conflict of interest, and in any event in connection with decisions relating to (i) his appointment, re-election or ratification, removal, dismissal or withdrawal as director, (ii) the institution of a derivative action [acción social de responsabilidad] against him, or (iii) the approval or ratification of transactions between the Company and the director in question, companies controlled or represented by him, or persons acting for his account. The foregoing provisions shall not apply to those cases in which a director has received precise voting instructions from the represented party with respect to each of the items submitted to the shareholders at the general shareholders’ meeting, as provided by the Spanish Capital Corporations Law.

In contemplation of the possibility that a conflict arises, a proxy may be granted to another person in the alternative.”

“7.	A proxy is always revocable. In order to be enforceable, the revocation of a proxy must be notified to the Company by complying with the same requirements established for notification of the appointment of a representative or otherwise result from application of the rules of priority among proxy-granting, distance voting and personal attendance at the meeting that are set forth in the respective announcement of the call to meeting. In particular, attendance at the shareholders’ meeting, whether physically or by casting a distance vote, shall entail the revocation of any proxy that may have been granted, regardless of the date thereof. A proxy shall also be rendered void by any transfer of shares of which the Company becomes aware.”

(v)	To amend sections 1, 2 and 3 of Article 31 of the Bylaws, such that Article 31 will hereafter read as follows:

“Article 31. Right to receive information

1.	From the same date of publication of the call to the general shareholders’ meeting through and including the seventh day prior to the date provided for the Meeting to be held on first call, the shareholders may request in writing such information or clarifications as they deem are required, or ask written questions that they deem pertinent, regarding the matters contained in the agenda.

In addition, upon the same prior notice and in the same manner, the shareholders may request in writing such clarifications as they deem are necessary regarding information accessible to the public which has been provided by the Company to the National Securities Market Commission since the holding of the last general shareholders’ meeting, and regarding the report submitted by the Company’s auditor.

In the case of the ordinary general shareholders’ meeting and in such other cases as are established by law, the notice of the call to meeting shall contain appropriate information with respect to the right to examine at the Bank’s registered office, and to obtain immediately and free of charge, the documents to be submitted for approval by the shareholders acting at the meeting and any reports required by the law.

2.	During the course of the general shareholders’ meeting, all shareholders may verbally request information or clarifications that they deem are necessary regarding the matters contained in the agenda or request clarifications regarding information accessible to the public which has been provided by the Company to the National Securities Market Commission since the holding of the last general shareholders’ meeting and regarding the report submitted by the Company’s auditor.

3.	The directors shall be required to provide the information requested under the provisions of the two preceding sub-sections in the manner and within the periods provided by the law, except in those cases in which it is legally inadmissible and, in particular, when, prior to specific questions being asked by the shareholders, the information requested has been clearly and directly made available to all shareholders in question-and-answer format on the Company’s website, or when the chairman believes that the publication of such information may prejudice the corporate interest. This last exception shall not apply when the request is supported by shareholders representing at least one-fourth of the share capital.”

(vi)	To include a new section 2 in Article 61 of the Bylaws and to re-number consecutively the following sections thereof, such that Article 61 will hereafter read as follows:

“Article	61. Website

1.	The Company shall have a website (www.santander.com) through which it shall report to its shareholders, investors and the market at large the relevant or significant events that occur in connection with the Company.

2.	The board of directors may approve the removal or relocation of the website. The removal or relocation resolution shall be registered with the Commercial Registry or notified to all shareholders and, in any event, such resolution shall be posted on the removed or relocated website for thirty days following approval thereof.

3.	Without prejudice to any additional documentation required by applicable regulations, the Company’s website shall include at least the information and documents set forth in the rules and regulations of the board.

4.	On occasion of the call to general shareholders’ meetings, an electronic shareholders’ forum shall be enabled for use on the Company’s website, to which both individual shareholders and any voluntary associations that they may create as provided by law will have access, with all due assurances, in order to facilitate their communication prior to the holding of general shareholders’ meetings. The regulations for the electronic shareholders’ forum may be further developed by the rules and regulations for the general shareholders’ meeting, which, in turn, may entrust to the board of directors the regulation of all required procedural aspects.”

FIVE B:

To amend section 2 of Article 69 of the Bylaws, without changing the other sections thereof, such that section 2 of Article 69 will hereafter read as follows:

“2.	The former shareholders shall be jointly and severally liable for all unpaid corporate liabilities up to the amount of what they may have received as their share in liquidation, without prejudice to the liability of the liquidators in the event of fraudulent or negligent conduct.”

Pursuant to the provisions of Royal Decree 1245/1995, of 14 July, on the creation of banks, cross-border activities and other matters relating to the legal rules and regulations applicable to credit institutions, the foregoing proposals are conditional upon the granting of the administrative authorisation mentioned in article 8.1 of such Royal Decree.

Item Six:

SIX A:

(i)	To amend section 1 of Article 4 of the Rules and Regulations for the General Shareholders’ Meeting, without changing the other sections thereof, such that Article 4 will hereafter read as follows:

“Article 4. Call to the General Shareholders’ Meeting

1.	The General Shareholders’ Meeting must be formally convened by the directors during the first six months of each fiscal year.

Furthermore, the directors shall call an Extraordinary General Shareholders’ Meeting whenever they deem it advisable in the best interest of the Company. They must also call an Extraordinary General Shareholders’ Meeting whenever shareholders holding at least five percent of the capital stock so request, and such request sets forth the matters to be addressed at the Meeting. In this event, the directors must call the General Shareholders’ Meeting to be held within two months of the date on which a notarized request is submitted to them for such purpose. The directors shall prepare the agenda, which must include the matters contained in the request.

2.	The directors shall request the presence of a Notary Public to prepare the minutes of the General Shareholders’ Meeting.”

(ii)	To amend Article 5 of the Rules and Regulations for the General Shareholders’ Meeting, which will hereafter read as follows:

“Article	5. Announcement of the Call to Meeting

1.	The General Shareholders’ Meeting must be called by the Board of Directors of the Company by means of an announcement published in the Official Bulletin of the Commercial Registry or in one of the more widely circulated newspapers in Spain, on the website of the National Securities Market Commission and on the Company’s website (www.santander.com), at least one month prior to the date set for the Meeting, except in those instances in which a different period is established by law.

2.	An extraordinary General Shareholders’ Meeting may be called at least fifteen days in advance of the date set for such Meeting by means of a prior resolution expressly adopted at an ordinary General Shareholders’ Meeting by shareholders representing at least two-thirds of the subscribed share capital carrying voting rights. Such resolution shall not remain in effect beyond the date set for the holding of the next ordinary General Shareholders’ Meeting.

3.	The announcement of the call to meeting shall state: (i) the name of the Company; (ii) the date and time of the meeting on first call, as well as the date on which, if applicable, the General Shareholders’ Meeting shall be held on second call, in which case there shall be a period of at least twenty-four hours between the first and the second call; (iii) the agenda, which shall set forth all the matters to be addressed; (iv) the position of the person or persons making the call to meeting; (v) the date as of which the shareholders shall have the shares registered in their name in order to be entitled to participate in and vote at the General Shareholders’ Meeting; (vi) the place and manner in which the full text of the documents and proposed resolutions may be obtained; and (vii) the name of the Company’s website on which the information will be available.

In addition, the announcement shall contain clear and accurate information regarding the steps that the shareholders must take in order to participate in and cast their vote at the General Shareholders’ Meeting, including, specifically, the following:

(a)	the right to request information, to include items in the agenda and to submit proposed resolutions, as well as the deadline for exercise of such rights. However, in those cases in which the announcement sets forth the possibility of obtaining more detailed information regarding such rights on the Company’s website, the announcement may only specify the deadline;

(b)	the system for proxy-voting, specifying the forms that must be used for delegation of the right to vote and the means that must be used in order for the Company to be able to accept an electronic notification of proxies granted; and

(c)	the procedures established to vote from a distance, whether by mail or by electronic means.

4.	Shareholders representing at least five (5%) percent of the share capital may request the publication of a supplement to the call to Meeting including one or more items in the agenda, so long as such new items are accompanied by a rationale or, if appropriate, by a substantiated proposal for a resolution. In no event may this right be exercised in connection with the call to extraordinary General Shareholders’ Meetings. This right to the publication of a supplement must be exercised by means of verifiable notice that must be received at the registered office within five days of the publication of the call to Meeting. The supplement to the call shall be published at least fifteen days in advance of the date set for the Meeting. Such supplement shall be disseminated in the same manner as the original announcement of the call to meeting.

5.	Moreover, shareholders representing at least five (5%) percent of the share capital may submit, within the same period established in the preceding section, substantiated proposals for resolutions regarding matters that have already been included or must be included in the agenda for the General Shareholders’ Meeting called.”

(iii)	To amend Article 6 of the Rules and Regulations for the General Shareholders’ Meeting, which will hereafter read as follows:

“Article 6. Information Available as of the Date of the Call to Meeting

1.	In addition to what is required by provisions of Law or the Bylaws, beginning on the date of publication of the announcement of the call and until the General Shareholders’ Meeting is held, the Company shall maintain the following information continuously published on its website:

(i)	the announcement of the call to meeting;

(ii)	the total number of shares and voting rights on the date the meeting is called, with a breakdown by class of shares, if any such classes exist;

(iii)	the documents to be submitted to the shareholders at the General Shareholders’ Meeting and, specifically, the reports prepared by directors, auditors and independent experts;

(iv)	the full text of the proposed resolutions submitted by the Board of Directors in connection with the items on the agenda or, if none, a report prepared by the competent bodies, containing a discussion of each of the items on the agenda. The proposed resolutions, if any, submitted by the shareholders as provided by Article 5.5 above shall also be included in the order that they are received; and

(v)	the forms of the attendance, proxy-granting and distance voting card, unless they are sent directly by the Company to each shareholder. If they cannot be published on the website for technical reasons, the Company shall specify how to obtain the forms in paper format, which it shall send to all shareholders that request them.

Furthermore, when there is a supplement to the call to Meeting, the Company shall, starting on the date of publication thereof, also publish on its website the text of the proposals and rationales provided to the Company and to which such supplement refers.

2.	Without prejudice to the provisions of other paragraphs of these Rules and Regulations and the requirements of any legal or bylaw provisions, beginning on the date of the announcement of the call to meeting, such information as is deemed appropriate to facilitate the attendance of the shareholders at the General Shareholders’ Meeting and their participation therein shall also be contained in the Company’s website, including:

(i)	Information on where the Meeting will be held, describing, if appropriate, how to gain access to the room.

(ii)	Description of the mechanisms that may be used for granting proxies and distance voting.

(iii)	Information, if appropriate, on systems or procedures to facilitate listening in on the meeting, such as means for simultaneous interpretation, broadcast using audiovisual media, information in other languages, etc.”

(iv)	To amend Article 7 of the Rules and Regulations for the General Shareholders’ Meeting, which will hereafter read as follows:

“Article 7. Right to Receive Information Prior to the Holding of the General Shareholders’ Meeting

From the first date of publication of the call to the General Shareholders’ Meeting through and including the seventh day prior to the date provided for the first call to meeting, the shareholders may request in writing such reports or clarifications that they deem are required, or ask written questions that they deem pertinent, regarding the matters contained in the agenda. In addition, upon the same prior notice and in the same manner, the shareholders may request clarifications in writing regarding information accessible to the public which has been provided by the Company to the National Securities Market Commission since the holding of the last General Shareholders’ Meeting and regarding the report submitted by the Company’s auditor.

All such requests for information may be made by delivery of the request to the Company’s registered office, or by delivery to the Company via mail or other means of electronic or long-distance data communication sent to the address specified in the announcement of the meeting and in which the electronic document by virtue of which the information is requested includes an electronic signature or other means of identification of the shareholder, upon the terms set forth by the Board of Directors in a resolution adopted for such purpose to ensure that this system includes adequate assurances regarding authenticity and the identity of the shareholder exercising such right to receive information. The shareholder shall be responsible for maintaining proof of delivery of the request to the Company as and when due. The Company’s website shall provide detailed explanations regarding the exercise of the shareholders’ right to receive information in accordance with legal provisions.

The Directors shall be required to provide the information requested pursuant to the preceding paragraphs in the form and within the periods provided by Law, except in cases in which (i) it is requested by shareholders representing less than twenty-five (25%) percent of share capital and publication thereof may, in the opinion of the Chairman, prejudice the interests of the Company; (ii) the request for information or clarification does not refer to matters included in the agenda or information accessible to the public which has been provided by the Company to the National Securities Market Commission since the holding of the last General Shareholders’ Meeting, or to the report submitted by the Company’s auditor; (iii) the information requested is deemed abusive for any reason; (iv) prior to specific questions being asked by the shareholders, the information requested has been clearly and directly made available to all shareholders in question-and-answer format on the Company’s website; or (v) legal or regulatory provisions provide otherwise.

The Board of Directors may authorize any of the Directors or its Secretary to respond on behalf of the Board to shareholder requests for information. All responses provided to the shareholders prior to the meeting shall be made available to all the shareholders attending the Meeting at the beginning thereof.”

(v)	To amend paragraph 5 of Article 8 of the Rules and Regulations for the General Shareholders’ Meeting, without changing the other paragraphs thereof, such that the said paragraph five of Article 8 will hereafter read as follows:

“Without prejudice to the provisions of Section 187 of the Spanish Capital Corporations Law, proxies shall be conferred pursuant to the provisions of Sections 184.2 and 522 et seq. thereof.”

SIX B:

(i)	To amend Article 18 of the Rules and Regulations for the General Shareholders’ Meeting, which will hereafter read as follows:

“Article 18. Information

During the presentation period, all shareholders may verbally request information or clarifications that they deem are necessary regarding the matters contained in the agenda, as well as clarifications regarding information accessible to the public which has been provided by the Company to the National Securities Market Commission since the holding of the last General Shareholders’ Meeting or regarding the report submitted by the Company’s auditor. They must have previously identified themselves for this purpose in accordance with the provisions of Article 16 above.

The Directors shall be required to provide the information requested pursuant to the preceding paragraph, except in those cases in which (i) it has been requested by shareholders representing less than twenty-five percent of share capital, and the Chairman believes that publication thereof may prejudice the interests of the Company; (ii) the request for information or clarification does not refer to matters included in the agenda, to information accessible to the public that the Company has provided to the National Securities Market Commission since the holding of the last General Shareholders’ Meeting or to the report submitted by the Company’s auditor; (iii) the requested information or clarification is not needed to form an opinion regarding the matters submitted to the shareholders, or is deemed abusive for any reason; (iv) prior to specific questions being asked by the shareholders, the information requested has been clearly and directly made available to all shareholders in question-and-answer format on the Company’s website; or (v) legal or regulatory provisions so provide.

The requested information or clarification shall be provided by the Chairman or, if applicable and if directed by such Chairman, by the Chairman of the Audit and Compliance Committee, the Secretary, a director or, if appropriate, any employee of the Company or expert on the matter.

In the event that it is not possible to satisfy the shareholder’s right to receive information during the proceedings of the General Shareholders' Meeting, the directors shall provide the requested information in writing to the interested shareholder within seven days of the close of the Shareholders' Meeting.”

(ii)	To amend Article 19 of the Rules and Regulations for the General Shareholders’ Meeting, which will hereafter read as follows:

“Article 19. Proposals

Without prejudice to the possibility of submitting proposals for resolutions under the provisions of the Spanish Capital Corporations Law prior to the call to the General Shareholders’ Meeting or to what is set forth in the Additional Provision of these Rules and Regulations for those attending by means of data transmission that permit their real-time connection, shareholders may, during the shareholder presentation period, submit proposed resolutions to the General Shareholders’ Meeting regarding any matter on the agenda which is not legally required to be made available to the shareholders at the time the call to meeting is published, and regarding those matters that may be debated at the Shareholders' Meeting without such matters appearing on the agenda.”

(iii)	To amend sub-section (iv) of section 3 of Article 21 of the Rules and Regulations for the General Shareholders’ Meeting, without changing the other sub-sections of section 3 or the other sections of Article 21, such that the aforementioned sub-section (iv) of section 3 of Article 21 will hereafter read as follows:

“(iv)	For the adoption of resolutions with respect to matters not included in the agenda, the shares of shareholders who have participated in the Shareholders’ Meeting by distance voting shall not be deemed shares which are present in person or by proxy. For the adoption of any of the resolutions to which Sections 523 and 526 of the Spanish Capital Corporations Law refer, the shares with respect to which no voting rights can be exercised based on the application of the provisions of said sections shall not be deemed shares present in person or by proxy.”

(iv)	To amend Article 22 of the Rules and Regulations for the General Shareholders’ Meeting, which will hereafter read as follows:

“Article 22. Fractional Voting

A proxy-holder may represent more than one shareholder, without limitations as to the number of shareholders represented. When a proxy-holder represents more than one shareholder, he may cast votes in different directions in accordance with the instructions given by each shareholder.

In addition, financial intermediaries that appear to have standing as shareholders in the book-entry registries may divide their vote when required to carry out the voting instructions received from the various customers.

In other cases, fractional voting shall apply when, in the opinion of the Chairman of the Meeting, it is required for good reason.”

(v)	To amend Article 26 of the Rules and Regulations for the General Shareholders’ Meeting, which will hereafter read as follows:

“Article 26. Publication of Resolutions

Without prejudice to registration with the Commercial Registry of recordable resolutions and applicable legal provisions regarding the publication of corporate resolutions, the same day the Shareholders’ Meeting is held or the next business day, the Company shall send the text of the approved resolutions to the National Securities Market Commission, by means of a timely notice of a significant event. The approved resolutions and the result of the votes shall also be accessible through the website of the Company within five days of the end of the General Shareholders’ Meeting. In addition, at the request of any shareholder or their representative at the General Shareholders’ Meeting, the Secretary shall issue a certification of the resolutions or of the notarial minutes.”

Item Seven:

I) To render ineffective the authorisation granted under resolution SEVEN approved by the shareholders at the ordinary General Shareholders’ Meeting of 17 June 2011.

II) To delegate to the Board of Directors, pursuant to the provisions of Section 297.1.a) of the Spanish Capital Corporations Law, the broadest powers to do the following within one year from the date on which this General Shareholders’ Meeting is held: set the date and terms and conditions, as to all matters not provided for by the shareholders themselves acting at the General Shareholders’ Meeting, for a capital increase approved at such General Shareholders’ Meeting in the amount of 500 million EUROS.

In exercising these delegated powers, the Board of Directors shall (by way of example and not of limitation) determine if the capital increase shall be carried out by issuing new shares – with or without a premium and with or without voting rights – or by increasing the par value of existing shares through new cash contributions; determine the deadline for exercising pre-emptive rights where applicable in the event of the issuance of new shares; freely offer the shares not subscribed for by such deadline; establish that, in the event the issue is not fully subscribed for, the capital will be increased only by the amount of the actual subscriptions; and amend the article of the Company’s Bylaws regarding share capital.

The capital increase referred to in this resolution shall become void if the Board of Directors does not exercise the powers delegated thereto within the period of one (1) year provided by the shareholders acting at the General Shareholders’ Meeting for carrying out the resolution.

The Board of Directors is also authorised to delegate to the Executive Committee the delegable powers granted pursuant to this resolution.

Item Eight:

I) To deprive of any and all effect, to the extent of the unused amount, the authorisation granted by the shareholders at the ordinary General Shareholders’ Meeting of 19 June 2009 by means of resolution Seven II).

II) To re-authorise the Board of Directors, as broadly under the Law as may be necessary, so that, in accordance with the provisions of Section 297.1.b) of the Spanish Capital Corporations Law, it may increase share capital on one or more occasions and at any time, within a period of three years from the date of this Meeting, in the maximum amount of 2,269,213,350 euros, by means of the issuance of new shares – with or without a premium and with or without voting rights –, with the consideration for such new shares consisting of cash contributions, and with the power to set the terms and conditions of the capital increase and the characteristics of the shares, as well as to freely offer the unsubscribed new shares within the pre-emptive subscription period or periods, to establish that, in the case of an incomplete subscription, the capital shall be increased only by the amount of subscriptions made, and to amend the article of the Bylaws regarding share capital. The amount of capital increases, if any, made to accommodate the conversion of debentures under the provisions of the resolution adopted by the shareholders at this ordinary General Shareholders’ Meeting under item Ten A of the agenda or pursuant to any other resolution adopted in this connection by the shareholders at the General Meeting shall be deemed to be included within the limit of the aforementioned maximum amount available at any time. Furthermore, the Board is authorised to totally or partially exclude pre-emptive rights upon the terms of Section 506 of the Spanish Capital Corporations Law, provided, however, that this power will be limited to capital increases carried out under this delegation of powers up to the amount of 907,685,340 euros. The Board of Directors is also authorised to delegate to the Executive Committee the delegable powers granted by virtue of this resolution.

Item Nine:

NINE A: Increase in share capital by such amount as may be determined pursuant to the terms of the resolution, by means of the issuance of new ordinary shares having a par value of one-half (0.5) euro each, with no share premium, of the same class and series as those that are currently outstanding, with a charge to reserves. Offer to acquire free allotment rights at a guaranteed price and power to use voluntary reserves from retained earnings for such purpose. Express provision for the possibility of less than full allotment. Delegation of powers to the Board of Directors, which may in turn delegate such powers to the Executive Committee, to establish the terms and conditions of the increase as to all matters not provided for by the shareholders at this General Shareholders’ Meeting, to take such actions as may be required for implementation thereof, to amend the text of sections 1 and 2 of Article 5 of the Bylaws to reflect the new amount of share capital, and to execute such public and private documents as may be necessary to carry out the increase. Application to the appropriate domestic and foreign authorities for admission to trading of the new shares on the Madrid, Barcelona Bilbao and Valencia Stock Exchanges through Spain’s Automated Quotation System (Continuous Market) and on the foreign Stock Exchanges on which the shares of Banco Santander are listed (Lisbon, London, Milan, Buenos Aires, Mexico and, through ADSs, on the New York Stock Exchange) in the manner required by each of such Stock Exchanges.

Increase in share capital with a charge to reserves

1.- Capital increase

It is resolved to increase the share capital by the amount that results from multiplying (a) the par value of one-half (0.5) euro per share of Banco Santander, S.A. (“Banco Santander” or the “Bank”) by (b) the determinable number of new shares of Banco Santander resulting from the formula set forth under 2. below (the “New Shares”).

The capital increase is carried out through the issuance and flotation of the New Shares, which shall be ordinary shares with a par value of one-half (0.5) euro each, of the same class and series as those currently outstanding, represented in book-entry form.

The capital increase is entirely charged to reserves of the type contemplated in Section 303.1 of the Spanish Capital Corporations Law.

The New Shares are issued at par value, i.e., for their par value of one-half (0.5) euro, with no share premium, and will be allotted free of charge to the shareholders of the Bank.

Pursuant to Section 311 of the Spanish Capital Corporations Law, provision is made for the possibility of less than full allotment.

2.- New Shares to be issued

The number of New Shares will be obtained by applying the following formula, rounded down to the nearest whole number:

NAN = NTAcc / Num. rights

where

NAN = Number of New Shares to be issued;

NTAcc = Number of Banco Santander shares outstanding on the date the Board of Directors or, by delegation therefrom, the Executive Committee resolves to implement the capital increase; and

Num. rights = Number of free allotment rights needed for the allotment of one New Share, which number will be obtained by applying the following formula, rounded up to the nearest whole number:

Num. rights = NTAcc / Num. provisional shares

where

Num. provisional shares = Amount of the Alternative Option / PreCot

For the purposes hereof:

“Amount of the Alternative Option” is the market value of the capital increase, which shall be determined by the Board of Directors, or by the Executive Committee by delegation therefrom, based on the number of outstanding shares (i.e., NTAcc) and the compensation paid to the shareholders with a charge to financial year 2011 to that date, and which shall not exceed 2,230 million euros.

“PreCot” is the arithmetic mean of the average weighted prices of the Bank’s shares on the Spanish Stock Exchanges in the 5 trading sessions prior to the resolution of the Board of Directors, or of the Executive Committee by delegation therefrom, to carry out the capital increase, rounded to the nearest one-thousandth of a euro and, in case of one-half of one-thousandth of a euro, rounded up to the nearest one-thousandth.

3.- Free allotment rights

Each outstanding share of the Bank will grant its holder one free allotment right.

The number of free allotment rights needed to receive a New Share will be automatically determined according to the proportion existing between the number of New Shares and the number of outstanding shares (NTAcc). Specifically, shareholders will be entitled to receive one New Share for as many free allotment rights held by them, determined in accordance with section 2 above (Num. rights).

The holders of debentures convertible into shares of Banco Santander currently outstanding shall have no free allotment rights; however, if applicable, they will be entitled to a modification of the ratio for conversion of debentures into shares, in proportion to the amount of the capital increase.

In the event that (i) the number of free allotment rights needed for the allotment of one share (Num. rights) multiplied by the New Shares (NAN) is lower than (ii) the number of outstanding shares (NTAcc), Banco Santander, or a company of its group, will waive a number of free allotment rights equal to the difference between the two figures, for the sole purpose of having a whole number of New Shares and not a fraction.

The free allotment rights will be allotted to the shareholders of Banco Santander who appear as such in the book-entry registries of Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A.U. (Iberclear) at 11:59 p.m. on the day of publication of the announcement of the capital increase in the Official Bulletin of the Commercial Registry (Boletín Oficial del Registro Mercantil). During the free allotment rights trading period, a sufficient number of free allotment rights may be acquired on the market, in the proportion needed to subscribe for New Shares. The free allotment rights may be traded on the market during the period determined by the Board of Directors, or by the Executive Committee by delegation therefrom, subject to a minimum term of fifteen calendar days.

4.- Irrevocable undertaking to acquire free allotment rights

The Bank or, with the Bank’s guarantee, the company of its Group that shall be determined, will make an irrevocable undertaking to purchase the allotment rights received free of charge by the shareholders at the price specified below. The Purchase Undertaking will be in force and may be accepted by such shareholders during the term, within the free allotment rights trading period, that will be determined by the Board of Directors, or by the Executive Committee by delegation therefrom. To this end, it is resolved to authorise the Bank, or the respective company of its Group, to acquire such free allotment rights (as well as the shares corresponding to those rights), subject to the maximum limit of the total number of rights issued and to the duty to comply in all cases with any limitations established by law. The “Purchase Price” of each free allotment right will be equal to the price resulting from the following formula, rounded to the nearest one-thousandth of a euro and, in the case of one-half of one-thousandth of a euro, rounded up to the nearest one-thousandth:

Purchase Price = PreCot / (Num. rights + 1)

In addition, in the event that the total Purchase Price of the free allotment rights whose holders have accepted the Purchase Undertaking is higher than the amount allocated for such purpose in accordance with the resolution providing for the allocation of profits/losses for financial year 2011 approved by the shareholders at the General Shareholders’ Meeting of the Bank, it is resolved to authorise the use of voluntary reserves from retained earnings to purchase free allotment rights, in the amount of the difference between such total Purchase Price and the amount allocated to the purchase of rights in such resolution providing for the allocation of profits/losses.

5.- Balance sheet for the transaction and reserve to which the increase will be charged

The balance sheet used for purposes of this capital increase is the balance sheet as of 31 December 2011, duly audited and approved by the shareholders at this ordinary General Shareholders’ Meeting.

As mentioned above, the capital increase will be charged in its entirety to reserves of the type contemplated in Section 303.1 of the Spanish Capital Corporations Law. Upon implementation of the Increase, the Board of Directors or, by delegation therefrom, the Executive Committee, will determine the reserve to be used and the amount thereof in accordance with the balance sheet used for the transaction.

6.- Representation of the new shares

The shares to be issued will be represented in book-entry form and the relevant records shall be kept by Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A.U. (Iberclear) and its member entities.

7.- Rights of the new shares

The New Shares will confer the same economic, voting and related rights upon their holders as the currently outstanding ordinary shares of Banco Santander as from the date on which the capital increase is declared to have been subscribed and paid up.

8.- Shares on deposit

Once the free allotment rights trading period has ended, the New Shares that it has not been possible to allot for reasons not attributable to Banco Santander will be held on deposit and will be available to those who evidence lawful ownership of the respective free allotment rights. Three years after the date of conclusion of the free allotment rights trading period, the shares that have still to be allotted may be sold as provided in Section 117 of the Spanish Capital Corporations Law, for the account and at the risk of the interested parties. The net proceeds from the sale will be deposited with the Bank of Spain (Banco de España) or with the General Deposit Bank (Caja General de Depósitos) and will be at the disposal of the interested parties.

9.- Application for admission to listing

It is resolved to apply for the listing of the New Shares on the Madrid, Barcelona, Bilbao and Valencia Stock Exchanges through Spain’s Automated Quotation System (Continuous Market), as well as to take the steps and actions that may be necessary and file the required documents with the competent authorities of the foreign Stock Exchanges on which Banco Santander shares are traded (currently, Lisbon, London, Milan, Buenos Aires, Mexico and, through ADSs (American Depositary Shares), the New York Stock Exchange) in order for the New Shares issued under this capital increase to be admitted to trading, expressly stating Banco Santander’s submission to such rules as may now be in force or hereafter be issued on stock exchange matters and, especially, on trading, continued listing and delisting.

It is expressly stated for the record that, if the delisting of the Banco Santander shares is subsequently requested, the delisting resolution will be adopted with the same formalities that may be applicable and, in such event, the interests of shareholders opposing or not voting on the delisting resolution will be safeguarded in compliance with the requirements established in the Spanish Capital Corporations Law and related provisions, all in accordance with the provisions of Securities Market Act (Ley del Mercado de Valores) 24/1988, of 28 July, and its implementing provisions in force at any time.

10.- Implementation of the capital increase

Within one year of the date of this resolution, the Board of Directors, or the Executive Committee by delegation therefrom, may resolve to carry out the capital increase and to set the conditions therefor as to all matters not provided for in this resolution. However, if the Board of Directors does not consider it advisable to carry out the capital increase, it may decide not to do so and shall report such decision to the shareholders at the first ordinary General Shareholders’ Meeting held thereafter. The capital increase to which this resolution refers shall be null and void if the Board of Directors does not exercise the powers delegated thereto within the one-year period set by the shareholders at the General Shareholders’ Meeting for implementation of the resolution.

Upon conclusion of the free allotment rights trading period:

(a)	The New Shares will be allotted to those who, in accordance with the book-entry registry of Iberclear and its member entities, are holders of free allotment rights in the proportion resulting from section 3 above.

(b)	The Board of Directors, or the Executive Committee by delegation therefrom, will declare the free allotment rights trading period closed and will reflect in the Bank’s accounts the application of reserves in the amount of the capital increase, which increase will thus be fully paid up.

Likewise, upon conclusion of the free allotment rights trading period, the Board of Directors, or the Executive Committee by delegation therefrom, will adopt the relevant resolutions amending the Bylaws in order to reflect the new amount of share capital resulting from the capital increase and applying for admission to listing of the new shares on the Spanish and foreign Stock Exchanges on which the shares of the Bank are listed.

11.- Delegation for purposes of implementation

Pursuant to the provisions of Section 297.1a) of the Spanish Capital Corporations Law, it is resolved to delegate to the Board of Directors, with express authority to delegate, in turn, to the Executive Committee, the power to establish the terms and conditions of the capital increase as to all matters not provided for in this resolution. Specifically, and for illustrative purposes only, the following powers are delegated to the Board of Directors, with express authority to, in turn, delegate them to the Executive Committee:

1.-	To determine, within one year as from approval thereof, the date on which the resolution so adopted to increase the share capital is to be implemented, and to set the Amount of the Alternative Option, the reserves out of which the capital increase is to be made from among those provided for in the resolution and the duration of the free allotment rights trading period.

2.-	To determine the exact amount of the capital increase, the number of New Shares and the free allotment rights needed for the allotment of New Shares in accordance with the rules established by the shareholders at this General Shareholders’ Meeting.

3.-	To declare the capital increase to be closed and implemented.

4.-	To amend sections 1 and 2 of Article 5 of Banco Santander’s Bylaws regarding share capital to conform it to the result of the implementation of the capital increase.

5.-	To waive the right to the New Shares corresponding to the free allotment rights acquired by the Bank or by the respective company of its Group under the Purchase Undertaking and, if appropriate, to use voluntary reserves from retained earnings to the extent required for such purpose.

6.-	To carry out all formalities that may be necessary to have the New Shares issued in the capital increase registered in the book-entry registry of Iberclear and admitted to listing on the domestic and foreign Stock Exchanges on which the shares of the Bank are listed, in accordance with the applicable procedures established at each of such Stock Exchanges.

7.-	To take such actions as may be necessary or appropriate to implement and formalise the capital increase before any public or private, Spanish or foreign authorities or agencies, including actions for purposes of statement, supplementation or correction of defects or omissions that might prevent or hinder the full effectiveness of the preceding resolutions.

NINE B: Increase in share capital by such amount as may be determined pursuant to the terms of the resolution by means of the issuance of new ordinary shares having a par value of one-half (0.5) euro each, with no share premium, of the same class and series as those that are currently outstanding, with a charge to reserves. Offer to purchase free allotment rights at a guaranteed price. Express provision for the possibility of less than full allotment. Delegation of powers to the Board of Directors, which may in turn delegate such powers to the Executive Committee, to establish the terms and conditions of the increase as to all matters not provided for by the shareholders at this General Shareholders’ Meeting, to take such actions as may be required for implementation hereof, to amend the text of sections 1 and 2 of Article 5 of the Bylaws to reflect the new amount of share capital, and to execute such public and private documents as may be necessary to carry out the increase. Application to the appropriate domestic and foreign authorities for admission to trading of the new shares on the Madrid, Barcelona Bilbao and Valencia Stock Exchanges through Spain’s Automated Quotation System (Continuous Market) and on the foreign Stock Exchanges on which the shares of Banco Santander are listed (Lisbon, London, Milan, Buenos Aires, Mexico and, through ADSs, on the New York Stock Exchange) in the manner required by each of such Stock Exchanges.

Increase in share capital with a charge to reserves

1.- Capital increase

It is resolved to increase the share capital by the amount that results from multiplying (a) the par value of one-half (0.5) euro per share of Banco Santander, S.A. (“Banco Santander” or the “Bank”) by (b) the determinable number of new shares of Banco Santander resulting from the formula set forth under 2. below (the “New Shares”).

The capital increase is carried out through the issuance and flotation of the New Shares, which shall be ordinary shares with a par value of one-half (0.5) euro each, of the same class and series as those currently outstanding, represented in book-entry form.

The capital increase is entirely charged to reserves of the type contemplated in Section 303.1 of the Spanish Capital Corporations Law.

The New Shares are issued at par value, i.e., for their par value of one-half (0.5) euro, with no share premium, and will be allotted free of charge to the shareholders of the Bank.

Pursuant to the provisions of Section 311 of the Spanish Capital Corporations Law, provision is made for the possibility of less than full allotment.

2.- New Shares to be issued

The number of New Shares will be obtained by applying the following formula, rounded down to the nearest whole number:

NAN = NTAcc / Num. rights

where

NAN = Number of New Shares to be issued;

NTAcc = Number of Banco Santander shares outstanding on the date on which the Board of Directors or, by delegation therefrom, the Executive Committee resolves to carry out the capital increase; and

Num. rights = Number of free allotment rights needed for the allotment of one New Share, which number will be obtained by applying the following formula, rounded up to the nearest whole number:

Num. rights = NTAcc / Num. provisional shares

where

Num. provisional shares = Amount of the Alternative Option / PreCot

For the purposes hereof:

“Amount of the Alternative Option” is the market value of the capital increase, which shall be determined by the Board of Directors, or by the Executive Committee by delegation therefrom, based on the number of outstanding shares (i.e., NTAcc) and which shall not exceed 1,630 million euros.

“PreCot” is the arithmetic mean of the average weighted prices of the Bank’s shares on the Spanish Stock Exchanges in the 5 trading sessions prior to the resolution of the Board of Directors, or of the Executive Committee by delegation therefrom, to carry out the capital increase, rounded to the nearest one-thousandth of a euro and, in the event of one-half of one-thousandth of a euro, rounded up to the nearest one-thousandth.

3.- Free allotment rights

Each outstanding share of the Bank will grant its holder one free allotment right.

The number of free allotment rights needed to receive a New Share will be automatically determined according to the proportion existing between the number of New Shares and the number of outstanding shares (NTAcc). Specifically, shareholders will be entitled to receive one New Share for as many free allotment rights held by them, determined in accordance with section 2 above (Num. rights).

The holders of debentures convertible into shares of Banco Santander currently outstanding shall have no free allotment rights; however, if applicable, they will be entitled to a modification of the ratio for conversion of debentures into shares, in proportion to the amount of the capital increase.

In the event that (i) the number of free allotment rights needed for the allotment of one share (Num. rights) multiplied by the New Shares (NAN) is lower than (ii) the number of outstanding shares (NTAcc), Banco Santander, or an entity of its group, will waive the right to receive a number of free allotment rights equal to the difference between the two figures, for the sole purpose of having a whole number of New Shares and not a fraction.

The free allotment rights will be allotted to the shareholders of Banco Santander who appear as such in the book-entry registries of Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A.U. (Iberclear) at 11:59 p.m. on the day of publication of the announcement of the capital increase in the Official Bulletin of the Commercial Registry (Boletín Oficial del Registro Mercantil). During the free allotment rights trading period, a sufficient number of free allotment rights may be acquired on the market, in the proportion needed to subscribe for New Shares. The free allotment rights shall be traded on the market during the period determined by the Board of Directors, or the Executive Committee by delegation therefrom, subject to a minimum term of fifteen calendar days.

4.- Irrevocable undertaking to acquire free allotment rights

The Bank or, with the Bank’s guarantee, the company of its Group that shall be determined, will make an irrevocable undertaking to purchase the allotment rights received free of charge by the shareholders at the price specified below. The Purchase Undertaking will be in force and may be accepted by such shareholders during the period, within the free allotment rights trading period, determined by the Board of Directors, or by delegation therefrom, the Executive Committee. To this end, it is resolved to authorise the Bank or the respective company of its Group to acquire such free allotment rights (as well as the shares corresponding to such rights), subject to the maximum limit of the total number of rights issued and to the duty to comply in all cases with any limitations established by law. The “Purchase Price” of each free allotment right will be equal to the price resulting from the following formula, rounded to the nearest one-thousandth of a euro and, in the event of one-half of one-thousandth of a euro, rounded up to the nearest one-thousandth.

Purchase Price = PreCot / (Num. rights + 1)

5.- Balance sheet for the transaction and reserve to which the increase will be charged

The balance sheet used for the purposes of the transaction is the balance sheet as of 31 December 2011, duly audited and approved by the shareholders at this ordinary General Shareholders’ Meeting.

As mentioned above, the capital increase is charged in its entirety to reserves of the type contemplated in Section 303.1 of the Spanish Capital Corporations Law (Ley de Sociedades de Capital). At the time the Increase is made, the Board of Directors or, by delegation therefrom, the Executive Committee, will determine the reserve to be used and the amount thereof in accordance with the balance sheet used for the transaction.

6.- Representation of the new shares

The shares to be issued will be represented in book-entry form and the relevant records shall be kept by Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A.U. (Iberclear) and its member entities.

7.- Rights of the new shares

The New Shares will confer the same economic, voting and related rights upon their holders as the currently outstanding ordinary shares of Banco Santander from the date on which the capital increase is declared to have been subscribed and paid up.

8.- Shares on deposit

Once the free allotment rights trading period has ended, the New Shares that it has not been possible to allot due to reasons not attributable to Banco Santander will be held on deposit and will be available to those who evidence lawful ownership of the respective free allotment rights. Three years after the date of conclusion of the free allotment rights trading period, the shares that have still to be allotted may be sold in accordance with Section 117 of the Spanish Capital Corporations Law (Ley de Sociedades de Capital), for the account and at the risk of the interested parties. The net proceeds from the sale will be deposited with the Bank of Spain (Banco de España) or with the General Deposit Bank (Caja General de Depósitos) and will be at the disposal of the interested parties.

9.- Application for admission to listing

It is resolved to apply for the listing of the New Shares on the Madrid, Barcelona, Bilbao and Valencia Stock Exchanges through Spain’s Automated Quotation System (Continuous Market), as well as to take such steps and actions as may be necessary and file the required documents with the appropriate authorities of the foreign Stock Exchanges on which Banco Santander shares are traded (currently, Lisbon, London, Milan, Buenos Aires, Mexico and, through ADSs (American Depositary Shares), the New York Stock Exchange) in order for the New Shares issued as a result of the approved capital increase to be admitted to trading, expressly stating Banco Santander’s submission to such rules as may now or hereafter be in force on stock exchange matters and, especially, on trading, continued listing and delisting.

It is expressly stated for the record that, if the delisting of the Banco Santander shares is subsequently requested, the delisting resolution will be adopted with the same formalities that may be applicable and, in such event, the interests of shareholders opposing or not voting on the delisting resolution will be safeguarded in compliance with the requirements established in the Spanish Capital Corporations Law and related provisions, all in accordance with the provisions of Securities Market Act (Ley del Mercado de Valores) 24/1988, of 28 July, and its implementing provisions in force at any time.

10.- Implementation of the capital increase

Within one year of the date of this resolution, the Board of Directors or, by delegation therefrom, the Executive Committee, may resolve to carry out the capital increase and set the conditions therefor as to all matters not provided for in this resolution. However, if the Board of Directors does not consider it advisable to carry out the capital increase, it may decide not to do so and shall report such decision to the shareholders at the first ordinary General Shareholders’ Meeting held thereafter. Specifically, in order to decide to implement the increase, the Board of Directors or, by delegation therefrom, the Executive Committee, shall review and take into account the market conditions and the level of acceptance of the capital increase approved by the shareholders at this General Shareholders’ Meeting under item Nine A) above, and in the event that, in its opinion, these or other reasons make the implementation thereof inadvisable, it may decide not to carry out the increase and shall report such decision to the shareholders at the General Shareholders’ Meeting as described above. The capital increase to which this resolution refers shall be null and void if the Board of Directors does not exercise the powers delegated thereto within the one-year period set by the shareholders at the General Shareholders’ Meeting for implementation of the resolution.

Upon conclusion of the free allotment rights trading period:

(a)	The New Shares will be allotted to the persons who, in accordance with the book-entry registry of Iberclear and its member entities, are holders of free allotment rights in the proportion resulting from section 3 above.

(b)	The Board of Directors or, by delegation therefrom, the Executive Committee, will declare the free allotment rights trading period closed and will reflect in the Bank’s accounts the application of reserves in the amount of the capital increase, which increase will thus be fully paid up.

Likewise, upon conclusion of the free allotment rights trading period, the Board of Directors or, by delegation therefrom, the Executive Committee, will adopt the relevant resolutions amending the Bylaws in order to reflect the new amount of share capital resulting from the capital increase and applying for admission to listing of the new shares on the Spanish and foreign Stock Exchanges on which the shares of the Bank are listed.

11.- Delegation for purposes of implementation

Pursuant to the provisions of Section 297.1.a) of the Spanish Capital Corporations Law, it is resolved to delegate to the Board of Directors, with express authority, in turn, to delegate to the Executive Committee, the power to establish the terms and conditions of the capital increase as to all matters not provided for in this resolution. Specifically, and for illustrative purposes only, the following powers are delegated to the Board of Directors, with express authority to, in turn, delegate them to the Executive Committee:

1.-	To determine, within one year as from approval thereof, the date on which the resolution so adopted to increase the share capital is to be implemented, and to set the Amount of the Alternative Option, the reserves out of which the capital increase is to be made from among those provided for in the resolution and the duration of the free allotment rights trading period.

2.-	To determine the exact amount of the capital increase, the number of New Shares and the free allotment rights needed for the allotment of New Shares in accordance with the rules established by the shareholders at this General Shareholders’ Meeting.

3.-	To declare the capital increase to be closed and implemented.

4.-	To amend sections 1 and 2 of Article 5 of Banco Santander’s Bylaws regarding share capital in order to conform it to the result of the implementation of the capital increase.

5.-	To waive the right to the New Shares corresponding to the free allotment rights acquired by the Bank or by the respective company of its Group under the Purchase Undertaking.

6.-	To carry out all formalities that may be necessary to have the New Shares issued in the capital increase registered in the book-entry registry of Iberclear and admitted to listing on the domestic and foreign Stock Exchanges on which the shares of the Bank are listed, in accordance with the applicable procedures established at each of such Stock Exchanges.

7.-	To take such actions as may be necessary or appropriate to implement and formalise the capital increase before any public or private, Spanish or foreign authorities or agencies, including actions for purposes of statement, supplementation or correction of defects or omissions that might prevent or hinder the full effectiveness of the preceding resolutions.

NINE C: Increase in share capital by such amount as may be determined pursuant to the terms of the resolution by means of the issuance of new ordinary shares having a par value of one-half (0.5) euro each, with no share premium, of the same class and series as those that are currently outstanding, with a charge to reserves. Offer to acquire free allotment rights at a guaranteed price. Express provision for the possibility of less than full allotment. Delegation of powers to the Board of Directors, which may in turn delegate such powers to the Executive Committee, to establish the terms and conditions of the increase as to all matters not provided for by the shareholders at this General Shareholders’ Meeting, to take such actions as may be required for implementation hereof, to amend the text of sections 1 and 2 of Article 5 of the Bylaws to reflect the new amount of share capital and to execute such public and private documents as may be necessary to carry out the increase. Application to the appropriate domestic and foreign authorities for admission to trading of the new shares on the Madrid, Barcelona, Bilbao and Valencia Stock Exchanges through Spain’s Automated Quotation System (Continuous Market) and on the foreign Stock Exchanges on which the shares of Banco Santander are listed (Lisbon, London, Milan, Buenos Aires, Mexico and, through ADSs, on the New York Stock Exchange) in the manner required by each of such Stock Exchanges.

Increase in share capital with a charge to reserves

1.- Capital increase

It is resolved to increase the share capital by the amount that results from multiplying (a) the par value of one-half (0.5) euro per share of Banco Santander, S.A. (“Banco Santander” or “the Bank”) by (b) the determinable number of new shares of Banco Santander resulting from the formula set forth under 2. below (the “New Shares”).

The capital increase is carried out through the issuance and flotation of the New Shares, which shall be ordinary shares with a par value of one-half (0.5) euro each, of the same class and series as those currently outstanding, represented in book-entry form.

The capital increase is charged in its entirety to reserves of the type contemplated in Section 303.1 of the Spanish Capital Corporations Law.

The New Shares are issued at par, i.e., for their par value of one-half (0.5) euro, with no share premium, and will be allotted free of charge to the shareholders of the Bank.

Pursuant to the provisions of Section 311 of the Spanish Capital Corporations Law, provision is made for the possibility of less than full allotment.

2.- New Shares to be issued

The number of New Shares will be obtained by applying the following formula, rounded down to the nearest whole number:

NAN = NTAcc / Num. rights

where

NAN = Number of New Shares to be issued;

NTAcc = Number of Banco Santander Shares outstanding on the date on which the Board of Directors or, by delegation therefrom, the Executive Committee, resolves to carry out the capital increase; and

Num. rights = Number of free allotment rights needed for the allotment of one New Share, which number will be obtained by applying the following formula, rounded up to the nearest whole number:

Num. rights = NTAcc / Num. provisional shares

where

Num. provisional shares = Amount of the Alternative Option / PreCot

For the purposes hereof:

“Amount of the Alternative Option” is the market value of the capital increase, which will be determined by the Board of Directors or, by delegation therefrom, by the Executive Committee, based on the number of outstanding shares (i.e., NTAcc) and the compensation paid to the shareholders with a charge to financial year 2012 to that date, which shall not exceed 1,690 million euros.

“PreCot” is the arithmetic mean of the average weighted prices of the Bank’s shares on the Spanish Stock Exchanges in the 5 trading sessions prior to the resolution of the Board of Directors or, by delegation therefrom, of the Executive Committee, to carry out the capital increase, rounded to the nearest one-thousandth of a euro and, in the event of one-half of one-thousandth of a euro, rounded up to the nearest one-thousandth.

3.- Free allotment rights

Each outstanding share of the Bank will grant its holder one free allotment right.

The number of free allotment rights needed to receive a New Share will be automatically determined according to the proportion existing between the number of New Shares and the number of outstanding shares (NTAcc). Specifically, shareholders will be entitled to receive one New Share for as many free allotment rights held by them, determined in accordance with section 2 above (Num. rights).

The holders of debentures convertible into shares of Banco Santander currently outstanding shall have no free allotment rights; however, if applicable, they will be entitled to a modification of the ratio for conversion of debentures into shares, in proportion to the amount of the capital increase.

In the event that (i) the number of free allotment rights needed for allotment of one share (Num. rights) multiplied by the New Shares (NAN) is lower than (ii) the number of outstanding shares (NTAcc), Banco Santander, or an entity of its group, will waive the right to receive a number of free allotment rights equal to the difference between both figures, for the sole purpose of having a whole number of New Shares and not a fraction.

The free allotment rights will be allotted to the shareholders of Banco Santander who appear as such in the book-entry registry of Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A.U. (Iberclear) at 11:59 p.m. on the day of publication of the announcement of the capital increase in the Official Bulletin of the Commercial Registry (Boletín Oficial del Registro Mercantil). During the free allotment rights trading period, a sufficient number of free allotment rights may be acquired on the market, in the proportion needed to subscribe for New Shares. The free allotment rights may be traded on the market during the period determined by the Board or, by delegation therefrom, by the Executive Committee, subject to a minimum period of fifteen calendar days.

4.- Irrevocable undertaking to acquire free allotment rights

The Bank or, with the Bank’s guarantee, the company of its Group that may be determined, will make an irrevocable undertaking to purchase the allotment rights received free of charge by the shareholders at the price set forth below. The Purchase Undertaking will be in force and may be accepted by such shareholders during the period, within the free allotment rights trading period, that may be determined by the Board of Directors or, by delegation therefrom, the Executive Committee. To this end, it is resolved to authorise the Bank, or the respective company of its Group, to acquire such free allotment rights (as well as the shares corresponding thereto), subject to the maximum limit of the total number of rights issued and to the duty to comply in all cases with any limitations established by law. The “Purchase Price” of each free allotment right will be equal to the price resulting from the following formula, rounded to the nearest one-thousandth of a euro and, in the event of one-half of one-thousandth of a euro, rounded up to the nearest one-thousandth of a euro:

Purchase Price = PreCot / (Num. rights + 1)

5.- Balance sheet for the transaction and reserve to which the increase will be charged

The balance sheet used for purposes of the transaction is the balance sheet as of 31 December 2011, duly audited and approved by the shareholders at this ordinary General Shareholders’ Meeting.

As mentioned above, the capital increase will be charged in its entirety to reserves of the type contemplated in Section 303.1 of the Spanish Capital Corporations Law. Upon implementation of the Increase, the Board of Directors or, by delegation therefrom, the Executive Committee, will determine the reserve to be used and the amount thereof in accordance with the balance sheet used for the transaction.

6.- Representation of the new shares

The shares to be issued will be represented in book-entry form and the relevant records shall be kept by Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A.U. (Iberclear) and its member entities.

7.- Rights of the new shares

The new shares will confer the same economic, voting and related rights upon their holders as the currently outstanding ordinary shares of Banco Santander as from the date on which the capital increase is declared to have been subscribed and paid up.

8.- Shares on deposit

Once the free allotment rights trading period has ended, the New Shares that it has not been possible to allot for reasons not attributable to Banco Santander will be held on deposit and will be available to those who evidence lawful ownership of the respective free allotment rights. Three years after the date of conclusion of the free allotment rights trading period, the shares that have still to be allotted may be sold as provided in Section 117 of the Spanish Capital Corporations Law, for the account and at the risk of the interested parties. The net proceeds from such sale will be deposited with the Bank of Spain (Banco de España) or with the General Deposit Bank (Caja General de Depósitos) and will be at the disposal of the interested parties.

9.- Application for admission to listing

It is resolved to apply for the listing of the New Shares on the Madrid, Barcelona, Bilbao and Valencia Stock Exchanges, through Spain’s Automated Quotation System (Continuous Market), as well as to carry out such proceedings and actions as may be necessary and file the documents that may be required with the appropriate authorities of the foreign Stock Exchanges on which Banco Santander shares are traded (currently, Lisbon, London, Milan, Buenos Aires, Mexico and, through ADSs (American Depositary Shares), the New York Stock Exchange) in order for the New Shares issued as a result of the approved capital increase to be admitted to trading, expressly stating Banco Santander’s submission to such rules as may now or hereafter be in force on stock exchange matters and, especially, on trading, continued listing and delisting.

It is expressly stated for the record that, if the delisting of the Banco Santander shares is subsequently requested, the delisting resolution will be adopted with the same formalities that may be applicable and, in such event, the interests of shareholders opposing or not voting on the delisting resolution will be safeguarded, in compliance with the requirements established in the Spanish Capital Corporations Law and related provisions, all in accordance with the provisions of Securities Market Act (Ley del Mercado de Valores) 24/1988, of 28 July, and its implementing provisions in force at any time.

10.- Implementation of the capital increase

Within one year of the date of this resolution, the Board of Directors or, by delegation therefrom, the Executive Committee, may resolve to carry out the capital increase and set the conditions therefor as to all matters not provided for in this resolution. However, if the Board of Directors does not consider it advisable to carry out the capital increase, it may decide not to do so, and shall report such decision to the shareholders at the first ordinary General Shareholders’ Meeting held thereafter. Specifically, in order to decide to carry out the increase, the Board of Directors or, by delegation therefrom, the Executive Committee shall review and take into account the market conditions and the level of acceptance of the capital increase approved by the shareholders at this General Shareholders’ Meeting under items Nine A) and B) above, if such increases were carried out, and in the event that, in its opinion, this or other reasons make the implementation thereof inadvisable, it may decide not to carry out the increase and shall report such decision to the shareholders at the General Shareholders Agreement as described above. The capital increase to which this resolution refers shall be null and void if the Board of Directors does not exercise the powers delegated thereto within the one-year period set by the shareholders at the General Shareholders’ Meeting for implementation of the resolution.

Upon conclusion of the free allotment rights trading period:

(a)	The New Shares will be allotted to the persons who, in accordance with the book-entry registry of Iberclear and its member entities, are holders of free allotment rights in the proportion resulting from section 3 above.

(b)	The Board of Directors or, by delegation therefrom, the Executive Committee, will declare the free allotment rights trading period closed and will reflect in the Bank’s accounts the application of reserves in the amount of the capital increase, which increase will thus be fully paid up.

Likewise, upon conclusion of the free allotment rights trading period, the Board of Directors or, by delegation therefrom, the Executive Committee, will adopt the relevant resolutions amending the Bylaws in order to reflect the new amount of share capital resulting from the capital increase and applying for admission to listing of the new shares on the Spanish and foreign Stock Exchanges on which the shares of the Bank are listed.

11.- Delegation for purposes of implementation

Pursuant to the provisions of Section 297.1a) of the Spanish Capital Corporations Law, it is resolved to delegate to the Board of Directors, with express authority, in turn, to delegate to the Executive Committee, the power to establish the terms and conditions of the capital increase as to all matters not provided for in this resolution. Specifically, and for illustrative purposes only, the following powers are delegated to the Board of Directors, with express authority to, in turn, delegate them to the Executive Committee:

1.-	To determine, within one year as from approval thereof, the date on which the resolution so adopted to increase the share capital is to be implemented, and to set the Amount of the Alternative Option, the reserves out of which the capital increase is to be made from among those provided for in the resolution and the duration of the free allotment rights trading period.

2.-	To determine the exact amount of the capital increase, the number of New Shares and the free allotment rights needed for the allotment of New Shares in accordance with the rules established by the shareholders at this General Shareholders’ Meeting.

3.-	To declare the capital increase to be closed and implemented.

4.-	To amend sections 1 and 2 of Article 5 of Banco Santander’s Bylaws regarding share capital in order to conform it to the result of the implementation of the capital increase.

5.-	To waive the right to the New Shares corresponding to the free allotment rights acquired by the Bank or by the respective company of its Group under the Purchase Undertaking.

6.-	To carry out all formalities that may be necessary to have the new Shares issued in the capital increase registered in the book-entry registry of Iberclear and admitted to listing on the domestic and foreign Stock Exchanges on which the shares of the Bank are listed, in accordance with the procedures established at each of such Stock Exchanges.

7.-	To take such actions as may be necessary or appropriate to implement and formalise the capital increase before any public or private, Spanish or foreign authorities or agencies, including actions for purposes of statement, supplementation or correction of defects or omissions that might prevent or hinder the full effectiveness of the preceding resolutions.

NINE D: Increase in share capital by such amount as may be determined pursuant to the terms of the resolution by means of the issuance of new ordinary shares having a par value of one-half (0.5) euro each, with no share premium, of the same class and series as those that are currently outstanding, with a charge to reserves. Offer to acquire free allotment rights at a guaranteed price. Express provision for the possibility of less than full allotment. Delegation of powers to the Board of Directors, which may in turn delegate such powers to the Executive Committee, to establish the terms and conditions of the increase as to all matters not provided for by the shareholders at this General Shareholders’ Meeting, to take such actions as may be required for implementation hereof, to amend the text of sections 1 and 2 of Article 5 of the Bylaws to reflect the new amount of share capital and to execute such public and private documents as may be necessary to carry out the increase. Application to the appropriate domestic and foreign authorities for admission to trading of the new shares on the Madrid, Barcelona, Bilbao and Valencia Stock Exchanges through Spain’s Automated Quotation System (Continuous Market) and on the foreign Stock Exchanges on which the shares of Banco Santander are listed (Lisbon, London, Milan, Buenos Aires, Mexico and, through ADSs, on the New York Stock Exchange) in the manner required by each of such Stock Exchanges.

Increase in share capital with a charge to reserves

1.- Capital increase

It is resolved to increase the share capital by the amount that results from multiplying (a) the par value of one-half (0.5) euro per share of Banco Santander, S.A. (“Banco Santander” or “the Bank”) by (b) the determinable number of new shares of Banco Santander resulting from the formula set forth under 2. below (the “New Shares”).

The capital increase is carried out through the issuance and flotation of the New Shares, which shall be ordinary shares with a par value of one-half (0.5) euro each, of the same class and series as those currently outstanding, represented in book-entry form.

The capital increase is charged in its entirety to reserves of the type contemplated in Section 303.1 of the Spanish Capital Corporations Law.

The New Shares are issued at par, i.e., for their par value of one-half (0.5) euro, with no share premium, and will be allotted free of charge to the shareholders of the Bank.

Pursuant to the provisions of Section 311 of the Spanish Capital Corporations Law, provision is made for the possibility of less than full allotment.

2.- New Shares to be issued

The number of New Shares will be obtained by applying the following formula, rounded down to the nearest whole number:

NAN = NTAcc / Num. rights

where

NAN = Number of New Shares to be issued

NTAcc = Number of Banco Santander Shares outstanding on the date on which the Board of Directors or, by delegation therefrom, the Executive Committee, resolves to carry out the capital increase, and

Num. rights = Number of free allotment rights needed for the allotment of one New Share, which number will be obtained by applying the following formula, rounded up to the nearest whole number:

Num. rights = NTAcc / Num. provisional shares

where

Num. provisional shares = Amount of the Alternative Option / PreCot

For the purposes hereof:

“Amount of the Alternative Option” is the market value of the capital increase, which will be determined by the Board of Directors or, by delegation therefrom, by the Executive Committee, based on the number of outstanding shares (i.e., NTAcc) and the compensation paid to the shareholders with a charge to financial year 2012 to that date, which shall not exceed 1,750 million euros.

“PreCot” is the arithmetic mean of the average weighted prices of the Bank’s shares on the Spanish Stock Exchanges in the 5 trading sessions prior to the resolution of the Board of Directors or, by delegation therefrom, of the Executive Committee, to carry out the capital increase, rounded to the nearest one-thousandth of a euro and, in the event of one-half of one-thousandth of a euro, rounded up to the nearest one-thousandth.

3.- Free allotment rights

Each outstanding share of the Bank will grant its holder one free allotment right. The number of free allotment rights needed to receive a New Share will be automatically determined according to the proportion existing between the number of New Shares and the number of outstanding shares (NTAcc). Specifically, shareholders will be entitled to receive one New Share for as many free allotment rights held by them, determined in accordance with section 2 above (Num. rights).

The holders of debentures convertible into shares of Banco Santander currently outstanding shall have no free allotment rights; however, if applicable, they will be entitled to a modification of the ratio for conversion of debentures into shares, in proportion to the amount of the capital increase.

In the event that (i) the number of free allotment rights needed for allotment of one share (Num. rights) multiplied by the New Shares (NAN) is lower than (ii) the number of outstanding shares (NTAcc), Banco Santander, or an entity of its group, will waive the right to receive a number of free allotment rights equal to the difference between both figures, for the sole purpose of having a whole number of New Shares and not a fraction.

The free allotment rights will be allotted to the shareholders of Banco Santander who appear as such in the book-entry registry of Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores S.A., S.A.U. (Iberclear) at 11:59 p.m. on the day of publication of the announcement of the capital increase in the Official Bulletin of the Commercial Registry (Boletín Oficial del Registro Mercantil). During the free allotment rights trading period, a sufficient number of free allotment rights may be acquired on the market, in the proportion needed to subscribe for New Shares. The free allotment rights may be traded on the market during the period determined by the Board or, by delegation therefrom, by the Executive Committee, subject to a minimum period of fifteen calendar days.

4.- Irrevocable undertaking to acquire free allotment rights

The Bank or, with the Bank’s guarantee, the company of its Group that shall be determined, will make an irrevocable undertaking to purchase the allotment rights received free of charge by the shareholders at the price specified below. The Purchase Undertaking will be in force and may be accepted by such shareholders during the period, within the free allotment rights trading period, determined by the Board of Directors, or by delegation therefrom, by the Executive Committee. To this end, it is resolved to authorise the Bank or the respective company of its Group to acquire such free allotment rights (as well as the shares corresponding thereto), subject to the maximum limit of the total number of rights issued and to the duty to comply in all cases with any limitations established by law. The “Purchase Price” of each free allotment right will be equal to the price resulting from the following formula, rounded to the nearest one-thousandth of a euro and, in the event of one-half of one-thousandth of a euro, rounded up to the nearest one-thousandth.

Purchase Price = PreCot / (Num. rights + 1)

5.- Balance sheet for the transaction and reserve to which the increase will be charged

The balance sheet used for purposes of the transaction is the balance sheet as of 31 December 2011, duly audited and approved by the shareholders at this ordinary General Shareholders’ Meeting.

As mentioned above, the capital increase is charged in its entirety to reserves of the type contemplated in Section 303.1 of the Spanish Capital Corporations Law (Ley de Sociedades de Capital). At the time the Increase is made, the Board of Directors or, by delegation therefrom, the Executive Committee, will determine the reserve to be used and the amount thereof in accordance with the balance sheet used for the transaction.

6.- Representation of the new shares

The shares to be issued will be represented in book-entry form and the relevant records shall be kept by Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A.U. (Iberclear) and its member entities.

7.- Rights of the new shares

The new shares will confer the same economic, voting and related rights upon their holders as the currently outstanding ordinary shares of Banco Santander from the date on which the capital increase is declared to have been subscribed and paid up.

8.- Shares on deposit

Once the free allotment rights trading period has ended, the New Shares that it has not been possible to allot due to reasons not attributable to Banco Santander will be held on deposit and will be available to those who evidence lawful ownership of the respective free allotment rights. Three years after the date of conclusion of the free allotment rights trading period, the shares that have still to be allotted may be sold as provided in Section 117 of the Spanish Capital Corporations Law, for the account and at the risk of the interested parties. The net proceeds from such sale will be deposited with the Bank of Spain (Banco de España) or with the General Deposit Bank (Caja General de Depósitos) and will be at the disposal of the interested parties.

9.- Application for admission to listing

It is resolved to apply for the listing of the New Shares on the Madrid, Barcelona, Bilbao and Valencia Stock Exchanges through Spain’s Automated Quotation System (Continuous Market), as well as to take such steps and actions as may be necessary and file the required documents with the appropriate authorities of the foreign Stock Exchanges on which Banco Santander shares are traded (currently, Lisbon, London, Milan, Buenos Aires, Mexico and, through ADSs (American Depositary Shares), the New York Stock Exchange) in order for the New Shares issued under this capital increase to be admitted to trading, expressly stating Banco Santander’s submission to such rules as may now or hereafter be in force on stock exchange matters and, especially, on trading, continued listing and delisting.

It is expressly stated for the record that, if the delisting of the Banco Santander shares is subsequently requested, the delisting resolution will be adopted with the same formalities that may be applicable and, in such event, the interests of shareholders opposing or not voting on the delisting resolution will be safeguarded, in compliance with the requirements established in the Spanish Capital Corporations Law and related provisions, all in accordance with the provisions of Securities Market Act (Ley del Mercado de Valores) 24/1988, of 28 July, and its implementing provisions in force at any time.

10.- Implementation of the capital increase

Within one year of the date of this resolution, the Board of Directors or, by delegation therefrom, the Executive Committee, may resolve to carry out the capital increase and to set the conditions therefor as to all matters not provided for in this resolution. However, if the Board of Directors does not consider it advisable to carry out the capital increase, it may decide not to do so and shall report such decision to the shareholders at the first ordinary General Shareholders’ Meeting held thereafter. Specifically, in order to decide to implement the increase, the Board of Directors or, by delegation therefrom, the Executive Committee, shall review and take into account the market conditions and the level of acceptance of the capital increases approved by the shareholders at this General Shareholders’ Meeting under items Nine A), B) and C) above, if such increases were carried out, and in the event that, in its opinion, these or other reasons make the implementation thereof inadvisable, it may decide not to carry out the increase and shall report such decision to the shareholders at the General Shareholders’ Meeting as described above. The capital increase to which this resolution refers shall be null and void if the Board of Directors does not exercise the powers delegated thereto within the one-year period set by the shareholders at the General Shareholders’ Meeting for implementation of the resolution.

Upon conclusion of the free allotment rights trading period:

(a)	The New Shares will be allotted to the persons who, in accordance with the book-entry registry of Iberclear and its member entities, are holders of free allotment rights in the proportion resulting from section 3 above.

(b)	The Board of Directors or, by delegation therefrom, the Executive Committee, will declare the free allotment rights trading period closed and will reflect in the Bank’s accounts the application of reserves in the amount of the capital increase, which increase will thus be fully paid up.

Likewise, upon conclusion of the free allotment rights trading period, the Board of Directors or, by delegation therefrom, the Executive Committee, will adopt the relevant resolutions amending the Bylaws in order to reflect the new amount of share capital resulting from the capital increase and applying for admission to listing of the new shares on the Spanish and foreign Stock Exchanges on which the shares of the Bank are listed.

11.- Delegation for purposes of implementation

Pursuant to the provisions of Section 297.1.a) of the Spanish Capital Corporations Law, it is resolved to delegate to the Board of Directors, with express authority, in turn, to delegate to the Executive Committee, the power to establish the terms and conditions of the capital increase as to all matters not provided for in this resolution. Specifically, and for illustrative purposes only, the following powers are delegated to the Board of Directors, with express authority to, in turn, delegate them to the Executive Committee:

1.-	To determine, within one year as from approval thereof, the date on which the resolution so adopted to increase the share capital is to be implemented, and to set the Amount of the Alternative Option, the reserves out of which the capital increase is to be made from among those provided for in the resolution and the duration of the free allotment rights trading period.

2.-	To determine the exact amount of the capital increase, the number of New Shares and the free allotment rights needed for the allotment of New Shares in accordance with the rules established by the shareholders at this General Shareholders’ Meeting.

3.-	To declare the capital increase to be closed and implemented.

4.-	To amend sections 1 and 2 of Article 5 of Banco Santander’s Bylaws regarding share capital in order to conform it to the result of the implementation of the capital increase.

5.-	To waive the right to the New Shares corresponding to the free allotment rights acquired by the Bank or by the respective company of its Group under the Purchase Undertaking.

6.-	To carry out all formalities that may be necessary to have the New Shares issued in the capital increase registered in the book-entry registry of Iberclear and admitted to listing on the domestic and foreign Stock Exchanges on which the shares of the Bank are listed, in accordance with the applicable procedures established at each of such Stock Exchanges.

7.-	To take such actions as may be necessary or appropriate to implement and formalise the capital increase before any public or private, Spanish or foreign authorities or agencies, including actions for purposes of statement, supplementation or correction of defects or omissions that might prevent or hinder the full effectiveness of the preceding resolutions.

Item Ten:

TEN A:

I) To rescind and deprive of effect, to the extent of the unused amount, resolution Nine A II) approved at the ordinary General Shareholders’ Meeting of 17 June 2011.

II) To delegate to the Board of Directors, in accordance with the general regulations on the issuance of debentures and pursuant to the provisions of Section 319 of the Regulations of the Commercial Registry, the power to issue, on one or more occasions, debentures, bonds, participating preference shares and other fixed-income securities or debt instruments of a similar nature (including warrants) that are convertible into and/or exchangeable for shares of the Company, all in accordance with the following conditions:

1.	Securities to be issued. The securities covered by this delegation may be debentures, bonds, participating preference shares and other fixed-income securities or debt instruments of a similar nature in any of the forms admitted by Law and that are convertible into and/or exchangeable for shares of the Company. The delegated powers also cover warrants or similar securities that might give the holders thereof, directly or indirectly, the right to subscribe for or acquire shares of the Company, whether newly-issued or already outstanding, payable by physical delivery or by set-off.

2.	Period of the delegation. The securities may be issued on one or more occasions, at any time, within a maximum period of five (5) years from the date of adoption of this resolution.

3.	Maximum amount. The aggregate maximum amount of the issuance or issuances of securities to be made under this delegation is 8,000 million euros or the equivalent thereof in another currency. For purposes of calculating the above-mentioned limit, in the case of warrants there shall be taken into account the sum of the premiums and exercise prices of the warrants under each issuance approved pursuant to the powers delegated hereby.

It is stated for the record that, as provided in Section 510 of the Spanish Capital Corporations Law, the limitation relating to the issuance of debentures established in sub-section 1 of Section 405 of the Spanish Capital Corporations Law does not apply to the Bank.

4.	Scope of the delegation. In the exercise of the delegated powers granted herein, and by way of example and not of limitation, the Board of Directors shall be responsible for determining the amount of each issuance, always within the stated overall quantitative limit; the place of issuance –domestic or foreign– and the currency and, if it is foreign, the equivalent thereof in euros; the denomination, whether bonds (bonos), debentures (obligaciones), participating preference shares (participaciones preferentes) or any other denomination permitted by Law (including those that are subordinated, if any, among those contemplated in sub-section 1 of Section 7 of Act 13/1985, of 25 May, and in Section 12.1 of Royal Decree 216/2008, of 15 February); the issuance date(s); whether the securities are mandatorily or voluntarily convertible and/or exchangeable, even on a contingent basis, and if, voluntarily, whether at the option of the holder of the securities or the issuer; if the securities are not convertible, the possibility of their being exchangeable, in whole or in part, for outstanding shares of the issuing Company or of including a call option on such shares; the interest rate, dates, and procedures for payment of the coupon; whether they are to be permanent (including, if applicable, the possibility of redemption by the issuer) or callable, and, in the latter case, the redemption period and maturity date; the type of repayment, premiums and tranches; guarantees, including mortgages; form of representation, whether certificated or as book entries; the number of securities and the nominal value thereof, which, in the case of convertible and/or exchangeable securities, shall not be less than the nominal value of the shares; pre-emptive rights, if any, and subscription procedure; applicable law, whether domestic or foreign; the application, if any, for admission to trading on official or unofficial, organised or unorganised, domestic or foreign secondary markets of the securities that are issued in compliance with the requirements in each case established by applicable laws and regulations; and, in general, any other condition applicable to the issuance, and, if applicable, appointing the Examiner (Comisario) and approving the basic rules that are to govern the legal relations between the Bank and the Syndicate, if any and allowed, of holders of the securities that are issued.

The delegation also includes the grant to the Board of Directors of the power, in each case, to decide the conditions for repayment of the securities issued in reliance on this authorisation, including the power of the Board to use, to the extent applicable, the means of withdrawal referred to in Section 430 of the Spanish Capital Corporations Law or any other means that may be appropriate. In addition, the Board of Directors is authorised, whenever it deems appropriate, and subject to the necessary official authorisations being obtained as well as, if required, the approval of the Meetings of the respective Syndicates or bodies representing the holders of the securities, to modify the conditions for repayment of the securities issued and the maturity thereof, as well as the interest rate, if any, of those included in each of the issuances made pursuant to this authorisation.

5.	Basis and methods for conversion and/or exchange. In the event of issuances of securities that are convertible into and/or exchangeable for shares of the Company and for purposes of determining the basis and methods for the conversion and/or exchange, the following standards are hereby approved:

(i)	Securities issued pursuant to this resolution shall be convertible into new shares of the Bank and/or exchangeable for outstanding shares of the Entity in accordance with a conversion and/or exchange ratio that may be fixed (determined or determinable) or variable (in which case, it may include maximum and/or minimum limits on the conversion and/or exchange price), with the Board of Directors being authorised to determine whether they shall be convertible and/or exchangeable and also to determine whether they are mandatorily or voluntarily convertible and/or exchangeable, even on a contingent basis, and if voluntarily, whether at the option of their holder or of the issuer, at the intervals and during the maximum term established in the issuance resolution, which shall not exceed fifty (50) years from the date of issuance. Such maximum term shall not apply to permanent securities that are convertible and/or exchangeable.

(ii)	In the case of a fixed conversion and/or exchange ratio, for purposes of the conversion and/or exchange, the fixed-income securities shall be valued at their nominal amount and the shares shall be valued at the exchange rate determined in the resolution of the Board of Directors making use of this delegation, or at the exchange rate determinable on the date or dates specified in the resolution of the Board, and based on the listing price of the Bank’s shares on the Stock Exchange on the date(s) or during the period(s) taken as a reference in such resolution, with or without a premium or with or without a discount, and in any case subject to a minimum of the greater of (a) the average (whether arithmetic or weighted) exchange rate for the shares on the Continuous Market of the Spanish Stock Exchanges, based on closing prices, average prices or other listing reference, during a period to be determined by the Board that shall not be greater than three months nor less than three calendar days and which shall end no later than the day prior to the adoption by the Board of the resolution providing for the issuance of the reference securities, and (b) the exchange rate for the shares on such Continuous Market according to the closing price on the day preceding the day of adoption of such issuance resolution.

(iii)	The issuance of convertible and/or exchangeable fixed-income securities at a variable conversion and/or exchange ratio may also be approved. In such case, the price of the shares for purposes of the conversion and/or exchange shall be the arithmetic or weighted mean of the closing prices, average prices or other listing reference for the shares of the Company on the Continuous Market during a period to be determined by the Board of Directors, which shall not be greater than three months nor less than three calendar days and which shall end no later than the day prior to the date of conversion and/or exchange, as applicable, with a premium or a discount on such price per share. The premium or discount may be different for each conversion and/or exchange date under each issuance (or under each tranche of an issuance, if any), provided, however, that if a discount is set on the price per share, such discount may not be greater than 30%. Additionally, a minimum and/or maximum reference price may be set for the shares for purposes of the conversion and/or exchange thereof upon the terms established by the Board.

(iv)	If the issuance is convertible and exchangeable, the Board may also provide that the issuer reserves the right to choose at any time between conversion into new shares or exchange for outstanding shares, specifying the nature of the shares to be delivered at the time of the conversion or exchange, and may also choose to deliver a combination of newly-issued shares and existing shares. In any event, the issuer must respect equality of treatment among all of the holders of the fixed-income securities that are converted and/or exchanged on the same date.

(v)	Upon conversion and/or exchange, the fractional shares that may need to be delivered to the holder of the debentures shall be rounded by default to the immediately lower whole number. The Board shall decide whether any difference that might result should be paid to each holder in cash.

(vi)	Under no circumstances shall the value of the shares for the purposes of the ratio for the conversion of the debentures into shares be lower than the nominal value thereof. Pursuant to the provisions of Section 415.2 of the Spanish Capital Corporations Law, debentures shall not be converted into shares when the nominal value of the former is lower than that of the latter. Convertible debentures shall likewise not be issued for an amount lower than their nominal value.

Upon approval of an issuance of convertible securities pursuant to the authorisation granted by the shareholders at the Meeting, the Board of Directors shall issue a directors’ report further developing and specifying the basis and methods for the conversion that are specifically applicable to such issuance, based on the above-described standards. This report shall be accompanied by the corresponding auditors’ report referred to in Section 414 of the Spanish Capital Corporations Law.

6.	Capital increase and exclusion of pre-emptive rights in connection with convertible securities. The delegation to the Board of Directors shall also include, by way of example and not of limitation, the following powers:

(i)	The power for the Board of Directors, within the scope of the provisions of Sections 308, 417 and 511 of the Spanish Capital Corporations Law, to totally or partially exclude the pre-emptive rights of the shareholders when such exclusion is required to obtain funds in international markets, for the use of bookbuilding techniques, or when it is in any other manner justified by the Company’s interest within the framework of a specific issuance of convertible securities approved by the Board under this authorisation. In any event, if the Board decides to eliminate pre-emptive rights with respect to a specific issuance that it may decide to make in reliance on this authorisation, at the time of approving the issuance and in accordance with applicable laws and regulations, it shall issue a report detailing the specific reasons of corporate interest that justify such measure, which shall be the subject of the corresponding auditor’s report in accordance with Sections 417.2 and 511.3 of the Spanish Capital Corporations Law. Such reports shall be made available to the shareholders and shall be communicated to them at the first General Shareholders’ Meeting held following the adoption of the issuance resolution.

(ii)	The power to increase capital by the amount necessary to accommodate the requests for conversion. Such power may only be exercised to the extent that the Board, adding together the capital that is increased in order to cover the issuance of convertible debentures and the other capital increases that have been approved within the scope of authorisations granted by the shareholders at the General Shareholders’ Meeting, does not exceed the limit of one-half of the share capital amount specified in Section 297.1.b) of the Spanish Capital Corporations Law or 20% of such total amount of share capital if the pre-emptive rights of the shareholders are excluded in the issuance of the convertible securities. This authorisation to increase capital includes authorisation to issue and float, on one or more occasions, the shares representing such capital that are necessary to implement the conversion, as well as authorisation to amend the text of the article of the Bylaws relating to the amount of share capital and, if applicable, to nullify the portion of such capital increase that was not needed for a conversion into shares.

(iii)	The power to further develop and specify the basis and methods for the conversion and/or exchange, taking into account the standards set forth in section 5 above and, in general and as broadly as possible, to determine all matters and conditions that may be necessary or appropriate for the issuance.

At subsequent General Shareholders’ Meetings held by the Company, the Board of Directors shall inform the shareholders of the use, if any, that has been made through such time of the delegated power to issue securities that are convertible into and/or exchangeable for shares of the Company.

7.	Convertible warrants. The rules set forth in sections 5 and 6 above shall apply, mutatis mutandi, in the event that warrants or other similar securities are issued that might entitle the holders thereof, directly or indirectly, to subscribe for newly-issued shares of the Company; the delegation includes full powers, with the same scope as in the previous sections hereof, to decide on all matters it deems appropriate in connection with those kinds of securities.

8.	Admission to trading. When appropriate, the Company shall apply for admission to trading of the securities issued pursuant to the powers delegated hereby on official or unofficial, organised or unorganised, domestic or foreign secondary markets, with the Board of Directors being authorised to carry out such formalities and activities before the competent authorities of the various domestic or foreign securities markets as may be necessary for admission to listing.

9.	Delegation. In turn, the Board of Directors is hereby authorised to delegate to the Executive Committee those powers conferred pursuant to this resolution that may be delegated.

TEN B:

To authorise the Board of Directors such that, in accordance with the general rules and regulations on the issuance of debentures and pursuant to the provisions of Section 319 of the Regulations of the Commercial Registry, it may issue, on one or more occasions, up to 40,000 million euros, or the equivalent thereof in another currency, in fixed-income securities in any of the forms admitted by Law, including bonds, certificates, promissory notes, debentures and participating preference shares or debt instruments of a similar nature (including warrants payable by physical delivery or set-off). This power may be exercised by the Board of Directors within a maximum period of five years from the date of adoption of this resolution by the shareholders, at the end of which period it shall be cancelled to the extent of the unused amount.

In the exercise of the delegated powers granted hereby, and by way of example and not of limitation, the Board of Directors shall be responsible for determining the amount of each issuance, always within the stated overall quantitative limit; the place of issuance –domestic or foreign– and the currency and, if it is foreign, the equivalent thereof in euros; the denomination, whether bonds (bonos), debentures (obligaciones), participating preference shares (participaciones preferentes) or any other denomination permitted by Law (including those that are subordinated, if any, among those contemplated in sub-section 1 of Section 7 of Act 13/1985, of 25 May, and in Section 12.1 of Royal Decree 216/2008, of 15 February); the issuance date(s); the possibility of their being exchangeable, in whole or in part, for shares or other existing securities of other entities (and, if exchangeable, the fact that they may be mandatorily or voluntarily exchangeable and, in the latter case, at the option of the holder of the securities or of the issuer) or of including a call option on such shares; the interest rate, dates and procedures for payment of the coupon; whether they are to be permanent or callable and, in the latter case, the repayment period and maturity date; the type of repayment, premiums and tranches; guarantees, including mortgages; form of representation, whether certificated or as book entries; the number of securities and the nominal value thereof; subscription procedure; applicable law, whether domestic or foreign; the application, if any, for admission to trading of the securities that are issued on official or unofficial, organised or unorganised, domestic or foreign secondary markets in compliance with the requirements in each case established by applicable laws and regulations; and, in general, any other condition applicable to the issuance, and, if appropriate, appointing the Examiner (Comisario) and approving the basic rules that are to govern the legal relations between the Bank and the Syndicate, if any and allowed, of holders of the securities that are issued.

The delegation also includes the grant to the Board of Directors of the power, in each case, to decide the conditions for repayment of the fixed-income securities issued in reliance on this authorisation, and the power to use, to the extent applicable, the means of withdrawal referred to in Section 430 of the Spanish Capital Corporations Law or any other means that may be appropriate. In addition, the Board of Directors is authorised, whenever it deems appropriate, and subject to the necessary official authorisations being obtained, as well as, if required, the approval of the Meetings of the respective Syndicates or bodies representing the holders of the securities, to modify the conditions for repayment of the fixed-income securities issued and the maturity thereof, as well as the interest rate, if any, of those included in each of the issuances made pursuant to this authorisation.

As to limits on the delegation, the aforementioned amount of 40,000 million EUROS is the maximum overall limit that may be reached at any time by the outstanding nominal balance of the promissory notes or similar securities issued, added to the nominal amount issued of other securities also issued under this authorisation granted to the Board of Directors. In the case of warrants, the sum of the premiums and exercise prices of the warrants from each issuance approved in accordance with this delegation shall be taken into account for the calculation of the above-mentioned limit.

The Board of Directors is hereby authorised to delegate in turn to the Executive Committee those powers conferred pursuant to this resolution that may be delegated.

Finally, it is stated for the record that, pursuant to the provisions of Section 510 of the Spanish Capital Corporations Law, the limitation provided in Section 405.1 of such law regarding the issuance of debentures does not apply to the Bank.

TEN C:

In connection with the issuances of the mandatorily convertible debentures “2007 Mandatorily Convertible Debentures – Issue I” and “2007 Mandatorily Convertible Debentures – Issue II,” the former (“2007 Mandatorily Convertible Debentures – Issue I”) having been carried out pursuant to resolution two approved at the extraordinary General Shareholders’ Meeting of 27 July 2007 and to resolution one of the Board of Directors of the Bank of 17 October 2007, and the latter (“2007 Mandatorily Convertible Debentures – Issue II”) pursuant to resolution two adopted by the Board of Directors at the above-mentioned meeting, by virtue of the delegation of powers granted under resolution ten approved at the ordinary General Shareholders’ Meeting of 21 June 2003 (collectively, the “Mandatorily Convertible Debentures”), it is resolved to set new dates of voluntary conversion of such debentures, which dates shall be the 4th of June, July, August and September 2012. The holders of Valores Santander may apply for the voluntary exchange thereof within 15 calendar days prior to each of the new dates of voluntary conversion, in accordance with the exchange procedure established in section 4.6.3.I.c) of the securities document of Santander Emisora 150, S.A.U., registered with the Official Registries of the National Securities Market Commission on 19 September 2007, whereupon there shall take place the immediate and automatic conversion of the Mandatorily Convertible Debentures they receive at that time upon the terms set forth in section 4.6.3.II of the aforementioned securities document. The investors who apply for the exchange of their Valores Santander will receive, subject to the same events of cancellation contemplated in the securities document, the compensation accruing on such Securities until the date of the new opportunity for voluntary conversion on which they have applied for the exchange (i.e., until the 4th of the relevant month). Likewise, the compensation on the Mandatorily Convertible Debentures will accrue until the same date in favour of Santander Emisora 150, S.A.U. The other terms and conditions of the above-mentioned issuances remain unchanged; in particular, the price for conversion of the Mandatorily Convertible Debentures remains the same as that currently in effect, and the date of total mandatory conversion continues to be 4 October 2012.

In its capacity as sole shareholder of Santander Emisora 150, S.A.U., the Bank undertakes to cause such entity to approve a resolution on the same terms hereof in connection with the Valores Santander, the securities document of which was registered with the Official Registries of the National Securities Market Commission on 19 September 2007.

The holders of Valores Santander who choose to exchange their securities on any of the new dates of voluntary exchange shall have all of the rights accruing to the holders of ordinary shares of the Bank as from the date that the Board of Directors (or the Executive Committee) of Banco Santander resolves to carry out the capital increase for the conversion of the Mandatorily Convertible Debentures.

To the extent applicable, the terms and conditions of the issuance of the Mandatorily Convertible Debentures shall apply to the implementation of this resolution and, in particular, the delegations of powers to the Board of Directors regarding such issuance shall also cover any and all acts that may be required or appropriate for the proper implementation of this resolution Ten C, including, specifically, all matters in connection with the implementation of the capital increase to accommodate the conversion of the Mandatorily Convertible Debentures, the issuance and admission to trading of the new shares of the Bank and the amendment of the Bylaws to adjust the amount of share capital.

Item Eleven:

ELEVEN A:

Second Cycle of the Deferred and Conditional Variable Remuneration Plan

To approve the implementation of the second cycle of the Deferred and Conditional Variable Remuneration Plan (the “2012 Variable Remuneration Plan of the Supervised Group”), inasmuch as it is a remuneration system that includes the delivery of shares of the Bank or of rights thereon, which was approved by the Board of Directors on the terms and conditions described below:

I. Purpose and Beneficiaries

The 2012 Variable Remuneration Plan of the Supervised Group shall be applied in relation to the variable remuneration or bonus for financial year 2012 approved by the Board of Directors, or the appropriate body in each case, for executive directors and certain executives (including senior management) and employees whose professional activities have a significant impact on the Bank’s risk profile, who perform control functions or receive overall remuneration which puts them at the same remuneration level as senior executives, and employees whose professional activities have a significant impact on the risk profile of the entity (all of whom are referred to as “Identified Staff” in accordance with the aforementioned Guidelines on Remuneration Policies and Practices approved by the Committee of European Banking Supervisors on 10 December 2010).

The number of beneficiaries is approximately 270 persons, who will be distributed into three groups for purposes of this second cycle: “Executive Directors,” which consists of directors of the Bank performing executive duties; “Division Directors,” consisting of division directors and other executives of the Group with a similar profile, and “Other Executives Subject to Supervision,” composed of other executives who are beneficiaries of this second cycle.

The purpose of this 2012 Variable Remuneration Plan of the Supervised Group is to defer a portion of the variable remuneration or bonus of the beneficiaries thereof for a period of three years, with any payment thereof being made in cash and in Santander shares, also paying the other portion of such variable remuneration in cash and Santander shares upon commencement, all in accordance with the rules set forth below.

II.	Operation

The total variable remuneration (bonus) of the beneficiaries for financial year 2012 shall be paid according to the following percentages, depending on the time of payment and on the group to which the beneficiary belongs (the “Immediate Payment Percentage,” to identify the portion of the bonus payment of which is not deferred, and the “Deferred Percentage,” to identify the portion of the bonus payment of which is deferred):

	Immediate Payment
	Percentage	Deferred Percentage
Executive Directors	40%	60%
Division Directors and other executives of the Group with a similar profile	50%	50%
Other Executives Subject to Supervision	60%	40%

Taking into account the foregoing, the total variable remuneration (bonus) for financial year 2012 of the beneficiaries of this 2012 Variable Remuneration Plan of the Supervised Group shall be paid as follows:

(i)	Each beneficiary shall receive in 2013, depending on the group to which such beneficiary belongs, the Immediate Payment Percentage applicable in each case, in halves and net of taxes (or withholdings), in cash and in Santander shares (the “Initial Date”, meaning the specific date on which the Immediate Payment Percentage is paid).

(ii)	Payment of the Deferred Percentage of the bonus applicable in each case, depending on the group to which the beneficiary belongs, shall be deferred for a period of 3 years and shall be paid in thirds, within thirty days of the anniversaries of the Initial Date in 2014, 2015 and 2016 (the “Anniversaries”), provided the following conditions are met.

(iii)	After deduction of applicable taxes (or withholdings), the net amount of the deferred remuneration shall be paid in thirds, 50% in cash and the other 50% in Santander shares.

(iv)	The beneficiaries receiving Santander shares pursuant to paragraphs (i) through (iii) above may not transfer them or hedge them directly or indirectly for one year as from each delivery of shares. The beneficiaries may likewise not hedge the shares directly or indirectly prior to delivery thereof.

In addition to the beneficiary remaining with the Santander Group1, the accrual of deferred remuneration is conditional upon none of the following circumstances existing during the period prior to each of the deliveries, in the opinion of the Board of Directors and following a proposal of the Appointments and Remuneration Committee:

(i)	deficient financial performance of the Group;

(ii)	breach by the beneficiary of internal regulations, particularly those relating to risks;

(iii)	material restatement of the Group’s financial statements, except when appropriate pursuant to a change in accounting standards; or

(iv)	significant changes in the financial capital or risk profile of the Group.

The Board of Directors, at the proposal of the Appointments and Remuneration Committee and depending on the degree of compliance with such conditions, shall determine the specific amount of the deferred remuneration to be paid on each occasion.

If the foregoing requirements are met on each Anniversary, the beneficiaries shall receive the cash and the shares, in thirds, within thirty days of the first, second and third Anniversary.

On the occasion of each delivery of shares and cash and, therefore, subject to the same requirements, the beneficiary shall be paid an amount in cash equal to the dividends paid on the deferred amount in shares of the annual bonus and the interest accrued on the deferred cash amount of the annual bonus, in both cases from the Initial Date until the date of payment of the shares and cash in each applicable case. In cases of application of the Santander Scrip Dividend Programme (Programa Santander Dividendo Elección), the price paid will be that offered by the Bank for the free allotment rights corresponding to such shares.

III. Maximum number of shares to be delivered

The final number of shares delivered to each beneficiary will be calculated taking into account: (i) the amount resulting from applying applicable taxes (or withholdings); and (ii) the average weighted daily volume of the average weighted listing prices for the fifteen trading sessions

[1]

When termination of the employment relationship with Banco Santander or another entity of the Santander Group is due to retirement, early retirement or pre-retirement of the beneficiary, for a termination judicially declared to be improper, unilateral separation for good cause by an employee (which includes, in any case, the situations set forth in Section 10.3 of Royal Decree 1382/1985, of 1 August, governing the special relationship of senior management, for the persons subject to these rules), permanent disability or death, or as a result of an employer other than Banco Santander ceasing to belong to the Santander Group, as well as in those cases of mandatory redundancy, the right to delivery of the shares and the deferred cash amounts (as well as applicable dividends and interest) shall remain under the same conditions in force as if none of such circumstances had occurred.

In the event of death, the right shall pass to the successors of the beneficiary.

In cases of justified temporary leave due to temporary disability, suspension of the contract due to maternity or paternity, or leave to care for children or a relative, there shall be no change in the rights of the beneficiary.

If the beneficiary goes to another company of the Santander Group (including through international assignment and/or expatriation), there will be no change in the rights thereof.

If the employment relationship terminates by mutual agreement or because the beneficiary obtains a leave not referred to in any of the preceding paragraphs, the terms of the termination or temporary leave agreement shall apply.

None of the above circumstances shall give the right to receive the deferred amount in advance. If the beneficiary or the successors thereof maintain the right to receive deferred remuneration in shares and in cash (as well as applicable dividends and interest), such remuneration shall be delivered within the periods and upon the terms set forth in the plan rules.

prior to the date on which the Board of Directors approves the bonus for the executive directors of the Bank for financial year 2012.

Taking into account that the maximum amount estimated by the Board of Directors of the bonus to be delivered in shares to the beneficiaries of the 2012 Variable Remuneration Plan of the Supervised Group is 140 million euros (the “Maximum Amount of Variable Remuneration Distributable in Shares” (Importe Máximo Distribuible en Acciones de Retribución Variable) or “IMDARV”), the maximum number of Santander shares that may be delivered to such beneficiaries under this plan (the “Limit of Variable Remuneration in Shares” (Límite de Acciones de Retribución Variable) or “LARV”) will be determined, after deducting applicable taxes (or withholdings), by applying the following formula:

LARV =	IMDARV
Santander Share Price

where “Santander Share Price” will be the average weighted daily volume of the average weighted listing prices of Santander shares for the fifteen trading sessions prior to the date on which the Board of Directors approves the bonus for the executive directors of the Bank for financial year 2012.

Included in the Maximum Amount of Variable Remuneration Distributable in Shares is the estimated maximum amount of the bonus to be delivered in shares for the executive directors of the Bank, which is 12.1 million euros (the “Maximum Amount Distributable in Shares for Executive Directors” (Importe Máximo Distribuible en Acciones para Consejeros Ejecutivos) or “IMDACE”). The maximum number of Santander shares that may be delivered to executive directors under this plan (the “Limit on Shares for Executive Directors” (Límite de Acciones para Consejeros Ejecutivos) or “LACE”) will be determined by applying the following formula, after deducting applicable taxes (or withholdings):

LACE =	IMDACE
Santander Share Price

where “Santander Share Price” will be the average weighted daily volume of the average weighted listing prices of Santander shares for the fifteen trading sessions prior to the date on which the Board of Directors approves the bonus for the executive directors of the Bank for financial year 2012.

IV. Other rules:

In the event of a change in the number of shares due to a decrease or increase in the par value of the shares or a transaction with an equivalent effect, the number of shares to be delivered will be modified so as to maintain the percentage of the total share capital represented by them.

Information from the stock exchange with the largest trading volume shall be used to determine the listing price of the share.

If necessary or appropriate for legal, regulatory or similar reasons, the delivery mechanisms provided for herein may be adapted in specific cases without altering the maximum number of shares linked to the plan or the basic conditions upon which the delivery thereof is made contingent. Such adaptations may include the substitution of the delivery of shares for the delivery of equivalent amounts in cash.

The shares to be delivered may be owned by the Bank or by any of its subsidiaries, be newly-issued shares, or be obtained from third parties that have signed agreements to ensure that the commitments made will be met.

Authorisation

Without prejudice to the general provisions of item Twelve or the foregoing paragraphs, and without prejudice to the powers of the Board of Directors as regards remuneration in accordance with the Bylaws and the Rules and Regulations of the Board, the Bank’s Board of Directors is hereby authorised to put this resolution into practice, with powers to elaborate on the rules set forth herein, as required, and on the content of the agreements and other documentation to be used. Specifically, and only by way of example, the Board of Directors shall have the following powers:

(i)	To approve the content of the agreements and such other supplemental documentation as may be necessary or appropriate.

(ii)	To approve all such notices and supplemental documentation as may be necessary or appropriate to file with any government agency or private entity, including, if required, the respective prospectuses.

(iii)	To take any action, carry out any procedure or make any statement before any public or private entity or agency to secure any required authorisation or verification.

(iv)	To determine the specific number of shares to be delivered to each of the beneficiaries of the plan to which this resolution refers, observing the established maximum limits.

(vi)	To determine, with respect to the groups of division directors and other executives of the Group with a similar profile and Other Executives Subject to Supervision, the attribution of the relevant beneficiaries to one group or the other, to set, without altering the maximum amount of the bonus to be delivered in shares, the specific number of beneficiaries of the plan, to establish the market interest rate to be applied to the deferred portion to be paid in cash, to apply the measures and mechanisms that may be appropriate to compensate for the dilution effect, if any, that may occur as a result of corporate transactions, and in the event that the maximum amount distributable in shares is exceeded with respect to any of the three groups to which the plan is directed, to authorise the deferral and payment of the excess in cash.

(vii)	To interpret the foregoing resolutions, with powers to adapt them, without affecting their basic content, to any new circumstances that may arise, including, in particular, adapting the delivery mechanisms, without altering the maximum number of shares linked to the plan or the basic conditions upon which the delivery thereof is made contingent. Such adaptations may include the substitution of the delivery of shares for the delivery of equivalent amounts in cash. In addition, the Board may adapt said plans to meet any supervening legal requirements that prevent implementation thereof on the approved terms.

(vii)	To further develop and specify the conditions upon which the receipt by the beneficiaries of the shares or of the respective deferred amounts is contingent, as well as to determine whether, according to the plan to which this resolution refers, the conditions to which the receipt by the beneficiaries of the respective shares is made contingent have been fulfilled, with the power to modulate the cash amount and the number of shares to be delivered depending on the existing circumstances, all following a proposal from the Appointments and Remuneration Committee.

(viii)	In general, to take any actions and execute all such documents as may be necessary or appropriate.

The Board of Directors may delegate to the Executive Committee all the powers conferred in this resolution Eleven A.

The provisions of this resolution are deemed to be without prejudice to the exercise of such powers by the Bank’s subsidiaries as may be appropriate in each case to implement the incentive policy, the plans and cycles thereof with respect to their own executives.

ELEVEN B:

Third cycle of the Deferred and Conditional Share Plan.

To approve the implementation of the third cycle of the Deferred and Conditional Share Plan (the “2012 Variable Remuneration Plan for Other Executives”), inasmuch as it is a remuneration system that includes the delivery of shares of the Bank or of rights thereon, which was approved by the Board of Directors on the terms and conditions described below:

I. Purpose and Beneficiaries:

The 2012 Variable Remuneration Plan for Other Executives shall be applied in relation to the variable remuneration or bonus for financial year 2012 approved by the Board of Directors, or the appropriate body in each case, for the executives or employees of the Santander Group whose gross variable remuneration or annual bonus for 2012 is generally above 300,000 euros, in order to defer a portion of said variable remuneration or bonus for payment, if any, within a three-year period in Santander shares, in accordance with the rules set forth below. This Plan shall not apply to the executive directors, other members of senior management or other executives who are beneficiaries of the second cycle of the Deferred and Conditional Variable Remuneration Plan (2012 Variable Remuneration Plan of the Supervised Group) referred to in item Eleven A) above.

II.	Operation

In addition to the beneficiary remaining with the Santander Group2 the accrual of deferred remuneration in the form of shares is conditional upon none of the following circumstances existing during the period prior to each of the deliveries, in the opinion of the Board of Directors and following a proposal of the Appointments and Remuneration Committee:

(i)	deficient financial performance of the Group;

(ii)	breach by the beneficiary of the internal regulations, including in particular those related to risks;

(iii)	material restatement of the Group’s financial statements, except when appropriate pursuant to a change in accounting standards; or

(iv)	significant changes in the financial capital or risk profile of the Group.

The deferral of the bonus in shares will last for a period of three years and will be paid, where applicable, in thirds from the first year on.

The amount to be deferred in shares shall generally be calculated in accordance with the tranches in the following scale set by the Board of Directors based on the gross amount of variable remuneration or annual bonus for financial year 2012:

Bonus	% deferred in the
(thousands of euros)	tranche
Less than or equal to 300	0%
More than 300 to 600 (inclusive)	20%
More than 600	30%

Upon each delivery of shares, and thus subject to the same requirements, the beneficiary will be paid an amount in cash equal to the dividends paid on such shares from the date of payment of the bonus and through the time of delivery, whether on the first, second or third anniversary. In cases of application of the Santander Scrip Dividend Programme (Programa Santander Dividendo Elección), the price offered by the Bank for the free allotment rights corresponding to such shares will be paid.

[2]

When termination of the employment relationship with Banco Santander or another entity of the Santander Group is due to retirement, early retirement or pre-retirement of the beneficiary, for a termination judicially declared to be improper, unilateral separation for good cause by an employee (which includes, in any case, those situations set forth in Section 10.3 of Royal Decree 1382/1985, of 1 August, governing the special relationship of senior management, for the persons subject to these rules), permanent disability or death, or as a result of an employer other than Banco Santander ceasing to belong to the Santander Group, as well as in those cases of mandatory redundancy, the right to delivery of the shares (and of the respective dividends) shall remain under the same conditions in force as if none of such circumstances had occurred.

In the event of death, the right shall pass to the successors of the beneficiary.

In cases of justified temporary leave due to temporary disability, suspension of the contract due to maternity or paternity, or leave to care for children or a relative, there shall be no change in the rights of the beneficiary.

If the beneficiary goes to another company of the Santander Group (including through international assignment and/or expatriation), there will be no change in the rights thereof.

If the employment relationship terminates by mutual agreement or because the beneficiary obtains a leave not referred to in any of the preceding paragraphs, the terms of the termination or temporary leave agreement shall apply.

None of the above circumstances shall give the right to receive the deferred amount in advance. If the beneficiary or the successors thereof maintain the right to receive deferred remuneration in shares (as well as the respective dividends), such remuneration shall be delivered within the periods and upon the terms set forth in the plan rules.

The beneficiaries of this 2012 Variable Remuneration Plan for Other Executives may not directly or indirectly hedge the shares prior to the delivery thereof.

III. Maximum number of shares to be delivered

Taking into account that, in application of the scale above, the Board of Directors has estimated that the maximum amount to be deferred in shares of the global bonus for financial year 2012 of the beneficiaries of this 2012 Variable Remuneration Plan for Other Executives is 22 million euros (the “Maximum Amount Distributable in Shares”), the maximum number of Santander shares that may be delivered under this plan (the “Share Limit for the 2012 Variable Remuneration Plan of Other Executives”) will be determined by applying the following formula:

Share Limit for the 2012 Variable Remuneration Plan for Other Executives =	Maximum Amount Distributable in Shares Santander Share Price

where “Santander Share Price” will be the average weighted daily volume of the average weighted listing prices of the relevant Santander shares for the fifteen trading sessions prior to the date on which the Board of Directors approves the bonus for the executive directors of the Bank for financial year 2012.

IV. Other rules

In the event of a change in the number of shares due to a decrease or increase in the par value of the shares or a transaction with an equivalent effect, the number of shares to be delivered will be modified so as to maintain the percentage of the total share capital represented by them.

Information from the stock exchange with the largest trading volume shall be used to determine the listing price of the share.

If necessary or appropriate for legal, regulatory or similar reasons, the delivery mechanisms provided for herein may be adapted in specific cases without altering the maximum number of shares linked to the plan or the basic conditions upon which the delivery thereof is made contingent. Such adaptations may include the substitution of the delivery of shares for the delivery of equivalent amounts in cash.

The shares to be delivered may be owned by the Bank or by any of its subsidiaries, be newly-issued shares, or be obtained from third parties that have signed agreements to ensure that the commitments made will be met.

Authorisation

Without prejudice to the general provisions of item Twelve or the foregoing paragraphs, and without prejudice to the powers of the Board of Directors as regards remuneration in accordance with the Bylaws and the Rules and Regulations of the Board, the Bank’s Board of Directors is hereby authorised to put this resolution into practice, with powers to elaborate on the rules set forth herein, as required, and on the content of the agreements and other documentation to be used. Specifically, and only by way of example, the Board of Directors shall have the following powers:

(i)	To approve the content of the agreements and such other supplemental documentation as may be necessary or appropriate.

(ii)	To approve all such notices and supplemental documentation as may be necessary or appropriate to file with any government agency or private entity, including, if required, the respective prospectuses.

(iii)	To take any action, carry out any procedure or make any statement before any public or private entity or agency to secure any required authorisation or verification.

(iv)	To determine the specific number of shares to be delivered to each of the beneficiaries of the plan referred to in this resolution, respecting the maximum established limits.

(v)	To reduce the amounts which trigger the deferral in shares, apply the measures and mechanisms that may be appropriate to compensate for the dilution effect that may occur as a result of corporate transactions, to determine the units, areas or companies in the Group in which said plan is to be put into practice or, in the event that the maximum amount distributable in shares is exceeded, to authorise the deferral and payment of the excess in cash.

(vi)	To interpret the foregoing resolutions, with powers to adapt them, without affecting their basic content, to any new circumstances that may arise, including, in particular, adapting the delivery mechanisms, without altering the maximum number of shares linked to the plan or the basic conditions upon which the delivery thereof is made contingent. Such adaptations may include the substitution of the delivery of shares for the delivery of equivalent amounts in cash. In addition, the Board may adapt said plans to meet any supervening legal requirements that prevent implementation thereof on the approved terms.

(vii)	To further develop and specify the conditions upon which the receipt by the beneficiaries of the shares or of the respective deferred remuneration is contingent, as well as to determine whether, according to the plan to which this resolution refers, the conditions upon which the receipt by the beneficiaries of the respective shares is made contingent have been fulfilled, with the power to modulate the number of shares to be delivered depending on the existing circumstances, all following a proposal from the Appointments and Remuneration Committee.

(viii)	In general, to take any actions and execute all such documents as may be necessary or appropriate.

The Board of Directors may delegate to the Executive Committee all the powers conferred in this resolution Eleven B.

The provisions of this resolution are deemed to be without prejudice to the exercise of such powers by the Bank’s subsidiaries as may be appropriate in each case to implement the incentive policy, the plans and cycles thereof with respect to their own executives.

ELEVEN C:

Incentive plan for employees of Santander UK plc, and of other Group companies in the United Kingdom by means of options on shares of the Bank and linked to the contribution of periodic cash amounts and to certain continuity requirements

To resolve, inasmuch as it is a remuneration system that includes the delivery of shares of the Bank or of rights thereon or that is linked to the price of the shares, to implement a voluntary savings plan (“sharesave scheme”) intended for the employees of Santander UK plc, of companies within the subgroup thereof and of the other companies of the Santander Group registered in the United Kingdom (and in which the Group directly or indirectly holds at least 90% of the capital), including employees at United Kingdom branches of Banco Santander, S.A. or of companies within its Group (and in which the Group directly or indirectly holds at least 90% of the capital), which was approved by the Board of Directors on the terms and conditions described below.

A plan in which between 5 and 250 pounds Sterling is deducted from the employee’s net salary every month, as chosen by the employee, who may, at the end of the chosen period (3 or 5 years), choose between collecting the amount contributed, the interest accrued and a bonus (tax-exempt in the United Kingdom), or exercising options on shares of Banco Santander, S.A. in an amount equal to the sum of such three amounts at a fixed price. In case of voluntary resignation, the employee will recover the amount contributed to that time, but forfeits the right to exercise the options.

The exercise price in pounds Sterling shall be the result of reducing by up to a maximum of 20% the average of the purchase and sale prices at the close of trading in London for the 3 trading days prior to the reference date. In the event that these listing prices are unavailable for any reason, such reduction shall be applied to the average price weighted by average traded volumes on the Spanish Continuous Market for the 15 trading days prior to the reference date. This amount shall be converted into pounds Sterling for each day of listing at the average exchange rate for that day as published in the Financial Times, London edition, on the following day. The reference day shall be set as the day of final approval of the plan by the British Tax Authority (“invitation date”) and shall occur between 21 and 41 days following the date of publication of the consolidated results of Banco Santander, S.A. for the first half of 2012.

The employees must decide upon their participation in the plan within the period between 42 and 63 days following the publication of the consolidated results of Banco Santander, S.A. for the first half of 2012.

The maximum monthly amount that each employee may assign to all voluntary savings plans subscribed by him/her (whether for the plan to which this resolution refers or other past or future “sharesave” plans) is 250 pounds Sterling.

The maximum number of shares of Banco Santander, S.A. to be delivered under this plan, approved for 2012, is 12,700,000, equal to 0.1399% of the share capital as of the date of the call to Meeting.

The plan is subject to the approval of the tax authorities of the United Kingdom. Each of the subgroups and companies covered by the plan shall ultimately decide whether or not to implement this plan in connection with their employees.

Without prejudice to the generality of the provisions of resolution Twelve below, and without prejudice to the powers of the Board of Directors as regards remuneration in accordance with the Bylaws and the Rules and Regulations of the Board, the Board of Directors is authorised, to the broadest extent permitted by law and with the express power of delegation to the Executive Committee, to carry out any acts that may be necessary or merely appropriate in order to implement the above-mentioned plan, as well as to further develop and specify, to the extent required, the rules set forth herein. All of the foregoing shall also be deemed to be without prejudice to the acts that the decision-making bodies of Santander UK plc, of companies within the subgroup thereof, and of the other companies of the Santander Group registered in the United Kingdom or having branches therein and referred to in the first paragraph above, have already performed or may hereafter perform in the exercise of their powers within the framework defined by this resolution of the shareholders acting at the Meeting, in order to implement the plan and to establish, develop and specify the rules applicable thereto.

Item Twelve:

Without prejudice to the delegations of powers contained in the preceding resolutions, it is hereby resolved:

A) To authorise the Board of Directors to interpret, remedy, supplement, carry out and further develop the preceding resolutions, including the adaptation thereof to verbal or written evaluations of the Commercial Registry or of any other authorities, officials or institutions which are competent to do so, as well as to comply with any requirements that may legally need to be satisfied for the effectiveness thereof, and in particular, to delegate to the Executive Committee all or any of the powers received from the shareholders at this General Shareholders’ Meeting by virtue of the preceding resolutions as well as under this resolution Twelve.

B) To authorise Mr Emilio Botín-Sanz de Sautuola y García de los Ríos, Mr Alfredo Sáenz Abad, Mr Matías Rodríguez Inciarte and Mr Ignacio Benjumea Cabeza de Vaca so that any of them, acting severally and without prejudice to any other existing power of attorney whereby authority is granted to record the corporate resolutions in a public instrument, may appear before a Notary Public and execute, on behalf of the Bank, any public instruments that may be required or appropriate in connection with the resolutions adopted by the shareholders at this General Shareholders’ Meeting. In addition, the aforementioned persons are empowered, also on a several basis, to carry out the required filing of the annual accounts and other documentation with the Commercial Registry.””

I LIKEWISE HEREBY CERTIFY that the report approved by the Board of Directors following the proposal by the Appointments and Remuneration Committee on the director remuneration policy was submitted to the shareholders for an advisory vote at the General Meeting.

I FINALLY HEREBY CERTIFY that pursuant to the resolution of the Board of Directors to require the presence of a Notary, the aforementioned General Shareholders’ Meeting was attended by Mr Juan de Dios Valenzuela Garcia, a member of the official association of Notaries of Cantabria, who drew up the minutes thereof. Such notary’s certificate is considered to be the minutes of the General Meeting.

And to leave record, I sign this certification with the approval of Mr Matías Rodríguez Inciarte, Third Vice Chairman, in Santander on 30 March 2012.

Reviewed

Third Vice Chairman

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: March 30, 2012	By:	/s/ José Antonio Álvarez
Name: José Antonio Álvarez
Title: Executive Vice President